UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HANDY & HARMAN LTD.

(Name of Subject Company (issuer))

HANDY & HARMAN LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

410315105

(CUSIP Number of Class of Securities)

Douglas B. Woodworth

Chief Financial Officer

Handy & Harman Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

David Alan Miller, Esq.

Paul Lucido, Esq.

Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

(212) 818-8675

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is Handy & Harman Ltd., a Delaware corporation (the “Company” or “HNH”). The Company’s principal executive offices are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022, and its telephone number at such address is (212) 520-2300.

Securities

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”).

As of September 12, 2017, there were (a) 12,221,431 issued and outstanding Shares and (b) 34,667 Shares subject to issuance pursuant to restricted Shares granted and outstanding under the Company’s 2007 Incentive Stock Plan.

Item 2. Identity and Background of Filing Person

Name and Address

This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1 above, which is incorporated herein by reference. The Company is the subject company of the offer described below.

Tender Offer and Proposed Merger

This Schedule relates to the offer by Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), and Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“AcquisitionCo”), as disclosed in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) by SPLP and AcquisitionCo (as amended, the “Schedule TO”) on July 19, 2017, to exchange, for each outstanding Share not already owned by SPLP or any entity that is an affiliate of SPLP, 1.484 of 6.0% Series A preferred units of SPLP, no par value (the “SPLP Preferred Units” or the “SPLP preferred units”), per Share, together with cash in lieu of any fractional SPLP Preferred Units, without interest and less any applicable withholding taxes (the “Offer Consideration”), on the terms and subject to the conditions set forth in the prospectus/offer to exchange, forming a part of the Registration Statement on Form S-4/A filed by SPLP on September 8, 2017, Reg. No. 333-219355 (together with any amendments and supplements thereto, the “Offer to Exchange”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”).

The Schedule TO was filed by SPLP and AcquisitionCo. SPLP beneficially owns approximately 70% of the outstanding Shares. See Item 3 of this Schedule “Arrangements with the Offerors and Certain of Their Affiliates – Affiliated Ownership and Directorships.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 26, 2017, among SPLP, the Company and AcquisitionCo (the “Merger Agreement” or the “merger agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, AcquisitionCo will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect wholly-owned entity of SPLP (the “Merger”).

Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by the Company or any of its subsidiaries, Shares owned by SPLP, AcquisitionCo or any other subsidiary of SPLP, and Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive the Offer Consideration. As a result of the Offer and the Merger, the Shares will cease to be publicly traded.

The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer and by the terms of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (d) to this Schedule and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive office for each of SPLP and AcquisitionCo is located at 590 Madison Avenue, 32nd Floor, New York, New York 10022, and the telephone number at such address is (212)  520-2300.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Arrangements with the Offerors and Certain of Their Affiliates

Affiliated Ownership and Directorships

As of September 12, 2017, SPLP owned directly or indirectly 8,560,592 Shares, representing approximately 70% of the Company’s outstanding Shares. The power to vote and dispose of the securities beneficially owned by SPLP is controlled by Steel Partners Holdings GP Inc., the general partner of SPLP (“Steel Holdings GP”).

Warren G. Lichtenstein, Chairman of the Board of Directors of the Company (the “Board”), is also the Executive Chairman of Steel Holdings GP. Jack L. Howard, the Company’s Principal Executive Officer and Vice Chairman and a Company director, John H. McNamara, Jr., a Company director, Jeffrey A. Svoboda, a Company director, William T. Fejes, Jr., a Senior Vice President of the Company and President and Chief Executive Officer of Handy & Harman Group Ltd. (“HNH Group”), and Douglas B. Woodworth, the Company’s Chief Financial Officer and a Senior Vice President, are also affiliates of Steel Holdings GP. James F. McCabe, Jr., the Company’s Chief Financial Officer and a Senior Vice President until May 2016, was also an affiliate of Steel Holdings GP until May 2016. Information regarding the beneficial ownership of the Shares by the directors and executive officers of the Company is contained in the section entitled “Security Ownership of Certain Beneficial Owners and Management of HNH” in the Offer to Exchange and is hereby incorporated herein by reference.

Management Services Agreement with the Company

On January 1, 2012, the Company entered into a Management Services Agreement (as amended, the “Management Services Agreement”) with SP Corporate Services LLC (“SP Corporate”), pursuant to which SP Corporate provided the Company with continued executive and corporate services. The Management Services Agreement was amended and restated effective February 23, 2016 to have SPH Services, Inc. (“SPH Services”) furnish the services to the Company and to make certain other changes. Effective May 11, 2016, SP Corporate merged with and into SPH Services and the name of SPH Services was changed to Steel Services Ltd. (“Steel Services”). Steel Services is, and both SP Corporate and SPH Services were, affiliates of SPH Group Holdings LLC (“SPHG Holdings”), an indirect wholly owned subsidiary of SPLP which owns 8,560,592 Shares. Jack L. Howard is President and Chief Executive Officer of Steel Services and Douglas B. Woodworth is Chief Financial Officer of Steel Services. Under the Management Services Agreement, SP Corporate furnished and, effective as of February 23, 2016, Steel Services furnishes the services of Messrs. Howard, Fejes and Woodworth. The prior services of Messrs. McCabe and Svoboda as executive officers of the Company were also furnished under the Management Services Agreement. Additionally, Steel Services has agreed to furnish to the Company personnel to perform additional services, which include, without limitation:

i.	legal, tax, accounting, treasury, environmental health and safety, human resources, marketing, operating group management, and investor relations services;

ii.	additional executive services;

iii.	international business services; and

iv.	preparation of reports for filing with the SEC.

Performance of services under the Management Services Agreement by Steel Services and its personnel are subject to the oversight of the Company’s Audit Committee, and the authority of Steel Services and its personnel to incur any obligation or enter into any transaction is subject to the prior approval of the Company’s Audit Committee or a prior written delegation of authority of the Company’s Audit Committee delivered to Steel Services.

Messrs. Howard, Fejes and Woodworth, as well as the persons that will render the above functions to the Company, are made available to the Company on a non-exclusive basis. However, pursuant to the terms of the Management Services Agreement, all such persons are required to devote such time and effort as is reasonably necessary to fulfill the statutory and fiduciary duties applicable to them in performing such services.

On May 3, 2015, the Management Services Agreement was modified to clarify the services to be provided and to adjust the annual fee in consideration of such services from $8.9 million to $10.6 million. Additionally, the Company reimburses Steel Services for all expenses incurred on the Company’s behalf in connection with the performance of the services under the Management Services Agreement. During 2016, the Company reimbursed Steel Services and its affiliates an aggregate of approximately $1.6 million for business expenses incurred on the Company’s behalf pursuant to the Management Services Agreement. The Management Services Agreement provides that the Company is to indemnify and hold harmless Steel Services and its affiliates and employees from any claims or liabilities by a third party in connection with activities or the rendering of services under the Management Services Agreement.

The Management Services Agreement continues through December 31, 2017 and shall renew for successive one-year periods, unless and until terminated in accordance with the terms set forth therein. Upon any such termination, a reserve fund will be established by the Company for the payment of expenses incurred by or due to Steel Services that are attributable to the services provided to the Company.

The Company’s Audit Committee approved the entry into the Management Services Agreement. The Audit Committee concluded that the engagement of Steel Services provides a cost-effective solution to the Company for obtaining executive and other necessary services. The services provided under the Management Services Agreement were formerly provided by employees of the Company. In negotiating and approving the Management Services Agreement, the Company’s Audit Committee, consisting of the Company’s “independent” directors as defined by the rules of the NASDAQ Market, considered such issues as the scope of the services to be provided by Steel Services to the Company, the pricing of any arrangement with Steel Services and the limits of authority for the outsourced personnel.

Equity Grants

During 2016, the Company awarded 38,545 restricted Shares in the aggregate to persons who provided services to the Company under the Management Services Agreement. This amount includes awards of 3,625 restricted Shares to Mr. Woodworth and 3,448 restricted Shares to Mr. McCabe. The Company’s Compensation Committee approved these awards after taking into account the recommendation of Steel Services.

Additionally, during 2016, the Company awarded as cash awards in lieu of restricted stock grants, awards of $778,875 to Mr. Howard and $91,733 to Mr. Svoboda for their services to the Company under the Management Services Agreement. The awards to Messrs. Howard and Svoboda represent 50% of the 2016 grant, with Messrs. Howard and Svoboda having chosen to defer the other 50%. In addition, Mr. Lichtenstein elected to defer 100% of his 2016 grant. At the discretion of the Company’s Compensation Committee, the 2017 grants for each of Messrs. Lichtenstein, Howard and Svoboda could have been increased by the amount of their deferral, or approved at such level as is deemed appropriate depending upon the Company’s performance in 2016. In fact, the deferred portion of the 2016 grants were approved and awarded in March 2017 which, together with the cash awards granted in 2017, resulted in aggregate cash awards of $3,115,500 to Mr. Lichtenstein, $2,336,625 to Mr. Howard and $280,704 to Mr. Svoboda. Mr. Woodworth also received a cash award in lieu of a restricted stock grant in 2017 in the amount of $42,188 for his services to the Company under the Management Services Agreement.

The Company’s compensation committee approved these awards after taking into account the recommendation of Steel Services.

During 2015, the Company awarded 26,607 restricted Shares in the aggregate to persons who provided services to it under the Management Services Agreement. This amount included awards of 18,305, 823 and 2,156 restricted Shares to Messrs. Howard, McCabe and Svoboda, respectively. Mr. Lichtenstein also received an award of 18,305 restricted Shares in 2015 in his capacity as Chairman. The Company’s compensation committee approved these awards after taking into account the recommendation of SP Corporate.

Mutual Securities

Mutual Securities, Inc. is the custodian for the majority of the Company’s holdings in ModusLink common stock. Mr. Howard, the Company’s Principal Executive Officer, Vice Chairman and a Company director, is a registered principal of Mutual Securities, Inc.

Exchange Agreement

On May 31, 2015, the Company entered into an Agreement and Plan of Merger with HNH Group, HNH Group Acquisition LLC, HNH Group Acquisition Sub LLC and JPS Industries, Inc. (“JPS”). As a result of the closing of the merger under such agreement, JPS was indirectly owned by both HNH Group and SPHG Holdings. On July 31, 2015, pursuant to the Exchange Agreement, dated as of May 31, 2015, by and between HNH Group and SPHG Holdings, the Company issued to HNH Group 1,429,407 Shares, which, immediately following such issuance, HNH Group exchanged with SPHG Holdings for all shares of JPS common stock held by SPHG Holdings. As a result of this exchange, HNH Group owned all of the shares of JPS common stock and thereafter merged JPS with and into its wholly-owned subsidiary, HNH Acquisition LLC, which was the surviving entity in such merger.

Merger Agreement

On June 26, 2017, SPLP, the Company and AcquisitionCo entered into the Merger Agreement. A summary of the Merger Agreement is contained in the section entitled “The Merger Agreement” in the Offer to Exchange and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (d) to this Schedule and is hereby incorporated herein by reference.

The Merger Agreement and the above referenced description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about SPLP, the Company or AcquisitionCo or their respective subsidiaries or affiliates or stockholders. The Merger Agreement contains representations, warranties and covenants that were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of SPLP, the Company or AcquisitionCo or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by SPLP or the Company. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about SPLP and the Company and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Arrangements with Current Executive Officers and Directors of the Company

Overview

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which are different from the interests of holders of Shares generally. In considering the recommendations of the Board, including that stockholders tender their Shares into the Offer, stockholders should be aware of these interests. The Board was aware of these interests and considered them, among other matters, in evaluating the Merger Agreement and the transactions contemplated thereby, as more fully discussed in Item 4 of this Schedule “The Solicitation or Recommendation – Background and Reasons for the Board Determinations.”

Equity-Based Interests

Certain of the Company’s executive officers and directors have restricted Shares. Each restricted Share that, as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitutes a “substantial risk of forfeiture” within the meaning of Section 83 of the Internal Revenue Code will become fully vested and as a result of the Merger, without any action on the part of the holder of such restricted Share, will automatically be cancelled and the holder will cease to have any rights with respect thereto, except the right to receive the Offer Consideration as soon as reasonably practicable following the Effective Time.

In addition to the above, if the executive officers and directors of the Company who beneficially own Shares tender their Shares pursuant to the Offer, they will receive the same Offer Consideration on the same terms and conditions as the other holders of Shares. Information regarding the beneficial ownership of the Shares by the directors and executive officers of the Company is contained in the section entitled “Security Ownership of Certain Beneficial Owners and Management of HNH” in the Offer to Exchange and is hereby incorporated herein by reference.

The following table sets forth the approximate number of SPLP Preferred Units that each of the Company’s executive officers and directors is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their equity based interests held as of September 12, 2017, which are payable as described above.

NAME	SHARES OWNED (#) (1)	SPLP PREFERRED UNITS FOR SHARES (#)	UNVESTED RESTRICTED SHARES (#)	SPLP PREFERRED UNITS FOR UNVESTED RESTRICTED SHARES (#)	TOTAL SPLP PREFERRED UNITS FOR SHARES AND UNVESTED RESTRICTED SHARES (#)
Patrick A. DeMarco	12,801	18,996	—	—	18,996
William T. Fejes, Jr.	—	—	—	—	—
Robert Frankfurt	23,289	34,560	—	—	34,560
Jack L. Howard	248,947	369,437	—	—	369,437
Warren G. Lichtenstein	298,624	443,158	—	—	443,158
John H. McNamara	36,301	53,870	—	—	53,870
Garen W. Smith	15,216	22,580	—	—	22,580
Jeffrey A. Svoboda	101,414	150,498	734	1,089	151,587
Douglas B. Woodworth	2,958	4,389	2,429	3,605	7,994

(1)	Includes all Shares beneficially owned and excludes any unvested restricted Shares.

Executive Agreements

Messrs. Fejes and Woodworth are each a party to individual employment agreements with Steel Services with respect to services they render as executive officers of the Company. Such agreements are discussed in the sections entitled “Executive Compensation – Employment Agreements” and “Executive Compensation – Potential Payments Upon Termination or a Change in Control” of the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 25, 2017 (the “2017 Proxy Statement”), all of which information is incorporated herein by reference. The 2017 Proxy Statement is available for free on the SEC’s website at www.sec.gov.

None of the directors or executive officers of the Company is a party to any change of control, employment, severance or other agreement that would entitle any such individual to receive any compensation based on or otherwise relating to the Offer or the Merger, other than as described under “Arrangements with Current Executive Officers and Directors of the Company – Equity-Based Interests” above, which is incorporated by reference herein.

Continued Benefits

The Merger Agreement provides that, for a period beginning upon the Effective Time and continuing through at least the first anniversary of the Effective Time, SPLP will provide each employee of the Company or its subsidiaries who continues to be employed by SPLP, the Surviving Corporation or any of their respective subsidiaries following the Effective Time (each a “Continuing Employee”) with, at SPLP’s election, benefits on substantially the same terms as those provided to (i) similarly situated employees of SPLP or (ii) such Continuing Employee by the Company immediately prior to the Effective Time.

SPLP and the Surviving Corporation will ensure that, as of the closing of the Merger, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company or any of its subsidiaries under each of the comparable employee benefit plans, programs and policies of SPLP, the Surviving Corporation or the relevant subsidiary, as applicable, in which such Continuing Employee becomes a participant, although no such service recognition will result in any duplication of benefits. SPLP also will credit to each Continuing Employee the amount of vacation time that such employee had accrued under any applicable benefit plan of the Company as of the closing of the Merger. See the section entitled “Treatment of Employee Benefits” in the Offer to Exchange for additional disclosure.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and SPLP, the Company, AcquisitionCo or any of their affiliates, on the other hand, existed as of the date of filing of this Schedule, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Director Compensation

The Company’s directors receive cash and equity compensation in the form of restricted Shares for their service as directors.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law. Section 102(b)(7) of the DGCL permits a Delaware corporation to include in its charter a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) and its amended and restated bylaws (as amended, the “Bylaws”) provisions permitted by the DGCL relating to the liability of the Company’s directors and officers. These provisions eliminate the personal liability of its directors and officers for monetary damages resulting from a breach of fiduciary duty to the fullest extent under the DGCL, require the Company to indemnify its officers and directors to the maximum extent permitted by applicable law, require the Company to indemnify employees and agents of the Company to the maximum extent permitted by applicable law, and permit the Company to advance expenses to any officer or director of the Company for expenses incurred in defending any proceeding to the extent permitted by applicable law.

Under the Merger Agreement, the Surviving Corporation will indemnify the directors and officers of the Company and its subsidiaries for their acts and omissions occurring prior to the Effective Time, and will advance expenses as incurred, in each case, to the fullest extent permitted by applicable law.

The Merger Agreement provides that the Surviving Corporation will maintain in effect for six years from the Effective Time officers’ and directors’ liability insurance policies with coverage and in amounts that are no less favorable in the aggregate than those of the Company’s policies in effect as of the date the Merger Agreement was entered into (the “D&O Insurance”). The Surviving Corporation, however, is not required to pay annual premiums for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage. If the annual premiums for such insurance coverage exceed 200% of such annual premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Item 4. The Solicitation or Recommendation

(a)	Solicitation or Recommendation

At a meeting held on June 26, 2017, acting on the unanimous recommendation of a special committee of the Board consisting solely of independent directors (the “special committee” or the “Company special committee”), the Board unanimously (collectively, the “Board Determinations”):

(i)	determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger (the “Merger Agreement Transactions”)) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders;

(ii)	approved, adopted and authorized in all respects the Merger Agreement and the Merger Agreement Transactions;

(iii)	recommended that the unaffiliated stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and

(iv)	resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board recommends that the Company’s stockholders tender their Shares pursuant to the Offer.

(b)	Background and Reasons for the Board Determinations

The following is a description of contacts between representatives of the Purchaser Group (defined below) and representatives of the Company that resulted in the execution of the Merger Agreement. The chronology below covers only key events leading up to the execution of the Merger Agreement and does not purport to catalogue every conversation between representatives of the Purchaser Group, the Company and other parties. For a description of the relationships between the Purchaser Group, the Company and their respective affiliates, see “Special Factors – Certain Relationships with HNH” in the Offer to Exchange for additional disclosure. As used in this Schedule, the term “Purchaser Group” refers to SPLP, AcquisitionCo, Steel Holdings GP, SPHG Holdings, SPH Group LLC, Mr. Lichtenstein and Mr. Howard.

The board of directors (the “SPLP GP Board”) of Steel Holdings GP, SPLP’s general partner, and senior management of SPLP regularly discuss the business and strategic direction of the Company, including possible ways to reduce expenses and simplify its organizational structure. These discussions included the potential acquisition of the shares of the Company not owned by SPLP and its affiliated entities in furtherance of SPLP’s strategy to (1) achieve a meaningful reduction in costs and time, (2) eliminate layers of management and duplicative expenses associated with the management of the Company as a public company (including insurance and accounting and director fees, among others) and (3) enhance SPLP’s capital structure and tax efficiencies, all with the goal of driving value for SPLP and its unitholders. The SPLP GP Board and senior management of SPLP determined to deliver the March 2017 Proposal (as defined below) because they believed that the Company common stock was fairly valued at that time and that then current capital market conditions would enable SPLP to use its SPLP preferred units as the currency for the proposed transaction at an appropriate valuation, allowing SPLP to maintain adequate liquidity to finance its existing operations and potential future strategic alternatives.

On March 3, 2017, SPLP delivered a letter to the independent members of the Board proposing to acquire all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries, through an appropriate acquisition entity, for a price of $29.00 per share, or approximately $106.7 million of value, through the receipt by the Company’s stockholders (other than SPLP and its subsidiaries) of approximately $106.7 million in total liquidation preference of the SPLP Preferred Units (representing approximately 4,268,000 SPLP Preferred Units) (the “March 2017 Proposal”). The March 2017 Proposal summarized certain principal terms of the SPLP Preferred Units and noted that the additional SPLP Preferred Units that would be issued in the proposed transaction would also be listed on the NYSE. The March 2017 Proposal was not subject to obtaining financing or due diligence.

In the March 2017 Proposal, SPLP stated that the proposed transaction would be subject to the approval of the Board and the negotiation and execution of mutually acceptable definitive transaction documents, and set forth SPLP’s views as to certain material terms and conditions proposed to be included therein. The March 2017 Proposal also included SPLP’s expectation that the Board would appoint a special committee of independent directors to consider the proposal and make a recommendation to the full Board. SPLP expressly stated that it would not move forward with the transaction unless the transaction resulted from such a process and was approved by such a special committee. SPLP also stated that the transaction would be subject to a non-waivable condition requiring the approval of holders of a majority of the outstanding shares of the Company common stock not owned by SPLP or its affiliates. Further, SPLP acknowledged that the special committee would have the sole discretion to make a determination not to pursue the proposed transaction. SPLP further advised that if the special committee ultimately did not recommend or the public stockholders of the Company did not approve the proposed transaction, this determination would not adversely affect SPLP’s future relationship with the Company and its current intention would be to remain as a long-term stockholder in the absence of the proposed transaction. SPLP concluded the March 2017 Proposal by encouraging the special committee to retain its own independent legal and financial advisors to assist it in its review of the proposed transaction. A copy of the March 2017 Proposal was included as an exhibit to a Schedule 13D/A filed by members of the Purchaser Group with the SEC on March 7, 2017.

In determining to structure the proposed transaction as an exchange offer followed by a second-step merger, the members of the Purchaser Group considered, among other things, the alternative of structuring the transaction as a one-step merger. The members of the Purchaser Group believe that structuring the transaction as an exchange offer followed by a second-step merger is preferable to other transaction structures because they believe that the structure is a more efficient process of completing the proposed transaction than proceeding with calling a special meeting of the Company’s stockholders. In addition, the members of the Purchaser Group believe that a direct offer to the Company stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the shares of Company common stock at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger, a vote of stockholders is required and voting rights are limited to those who held shares of the Company common stock on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

In response to the March 2017 Proposal, on March 6, 2017, the Board formally constituted the special committee, consisting of independent directors Patrick A. DeMarco, Robert Frankfurt and Garen W. Smith, with authority to (i) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the proposed transaction and/or any alternatives thereto, including the authority to determine not to proceed with any such process, procedures, review or evaluation and to reject the proposed transaction and/or any alternatives thereto; (ii) respond on behalf of the Company to any communications, inquiries or proposals regarding the proposed transaction and/or any alternatives thereto; (iii) review, evaluate, investigate, pursue and negotiate the terms and conditions of the proposed transaction and/or any alternatives thereto; (iv) solicit expressions of interest or other proposals for the proposed transaction and/or any alternatives thereto, to the extent the special committee deemed appropriate; (v) negotiate the terms of and documentations for the proposed transaction and/or any alternatives thereto; (vi) determine whether the proposed transaction and/or any alternatives thereto is advisable and is fair to, and in the best interests of, the Company’s unaffiliated stockholders; and (vii) effectuate or recommend to the Board the effectuation of the proposed transaction and/or any alternatives thereto. The Board resolutions specified that, with respect to each of its functions set forth in items (i) through (vii) above, the special committee would act for the benefit of the Company’s unaffiliated stockholders and that the Board would not authorize the proposed transaction and/or any alternatives thereto or recommend the proposed transactions and/or any alternatives thereto for acceptance or approval by the Company’s unaffiliated stockholders, without the prior favorable recommendation by the special committee. The Board also authorized the special committee, at the expense of the Company, to engage and retain the services of independent experts and professional advisors (including financial advisors and legal counsel) as the special committee deemed necessary or desirable to advise and assist the special committee.

On March 7, 2017, the special committee held a telephonic meeting with the following representatives of the Company attending by invitation: Douglas B. Woodworth, the Company’s Chief Financial Officer and Senior Vice President and Steel Holdings GP’s Chief Financial Officer; Leonard J. McGill, the Company’s Senior Vice President, Chief Legal Officer and Assistant Secretary and Steel Holdings GP’s Senior Vice President, General Counsel and Secretary; and Michael Macmanus, the Company’s Vice President, General Counsel and Secretary. During this meeting, Mr. Frankfurt was appointed chairman of the special committee. The meeting participants considered the steps the special committee would take to engage an independent legal counsel and an independent financial advisor to assist in the special committee’s evaluation of the March 2017 Proposal and potential alternatives thereto. The special committee also discussed scheduling and the logistics of its future meetings and held additional discussions after the Company representatives had left the meeting.

From March 7, 2017 through March 16, 2017, in consultation with the other special committee members, Mr. Frankfurt identified, interviewed and negotiated retention terms with potential independent financial advisors and legal counsel to the special committee.

On March 16, 2017, after consultation with the other special committee members, on behalf of the special committee, Mr. Frankfurt signed an engagement letter with Graubard Miller to act as the special committee’s independent legal counsel.

From March 17, 2017 through March 23, 2017, in consultation with the other special committee members, Mr. Frankfurt continued to interview and negotiate retention terms with potential independent financial advisors to the special committee.

On March 23, 2017, the special committee held a telephonic meeting with a representative of Graubard Miller, during which the special committee considered: (i) the fiduciary duties of the Company’s directors and the special committee members related to their review of the proposed transaction; (ii) the factors required for a properly composed and functioning special committee; (iii) the qualifications of the special committee members; (iv) the sufficiency of the special committee’s mandate as established by the Board; (v) the special committee’s process for evaluating and considering the proposed transaction; (vi) the retention of an independent financial advisor and independent legal counsel by the special committee; and (vii) the next steps and actions of the special committee. At this meeting, the special committee resolved to retain Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor and ratified the engagement of Graubard Miller as its independent legal counsel. The selection by the special committee of these independent advisors was based on a number of factors, including their experience and reputation, proposed fee structures and confirmation of the absence of potential conflicts involving SPLP and its affiliates and, with respect to Duff & Phelps, Duff & Phelps’ familiarity with the SPLP Preferred Units. On behalf of the special committee, on March 23, 2017, Mr. Frankfurt signed an engagement letter with Duff & Phelps.

On March 27, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to review the procedures, methodologies and timing related to Duff & Phelps’ due diligence process and the preparation of and delivery to the special committee of its analysis and any potential opinion in connection with the special committee’s consideration of the proposed transaction.

On April 4, 2017, representatives of SPLP, Corporate Fuel Securities, LLC (“Corporate Fuel”), SPLP’s financial advisor, and Duff & Phelps held an initial due diligence discussion, followed by a meeting with representatives of SPLP, the Company, Corporate Fuel and Duff & Phelps on April 6, 2017 to discuss due diligence matters. Corporate Fuel was engaged by the audit committee of the SPLP GP Board, in its capacity as the general partner of SPLP, to evaluate and prepare various analyses related to the proposed transaction. Between April 7, 2017 and May 9, 2017, Duff & Phelps conducted due diligence and a financial review of the Company and the proposed transaction.

On April 28, 2017, Olshan Frome Wolosky LLP (“Olshan”), counsel to SPLP, sent a draft of the proposed merger agreement to Graubard Miller.

On May 3 and 4, 2017, representatives of SPLP, Corporate Fuel and Duff & Phelps held due diligence calls with representatives from the Company’s Building Materials, Joining Materials and Electrical Products segments. Discussion topics included a business and market overview, segment financial performance, business strategy and competitive landscape.

On May 9, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to review Duff & Phelps’ preliminary financial perspectives regarding the Company and the proposed transaction. Duff & Phelps reviewed the process Duff & Phelps undertook for its work and outlined the procedures, investigations and preliminary financial analyses conducted by Duff & Phelps, which analyses were substantially similar in nature to the analyses performed by Duff & Phelps and included in its June 23, 2017 presentation to the special committee, which is described in detail in Item 4 of this Schedule “The Solicitation or Recommendation – Opinion of the Financial Advisor to the Company Special Committee.” Duff & Phelps’ financial review and its communications with the Company and Corporate Fuel during its due diligence process identified significant differences in SPLP’s and Duff & Phelps’ calculations of certain material valuation criteria, particularly with respect to the Company’s unfunded pension liabilities under its defined benefit pension plan. Accordingly, the special committee directed Duff & Phelps to contact Corporate Fuel to discuss their respective financial perspectives on the Company and the proposed transaction and, if appropriate, to update its review of the Company’s business and assets and advise the special committee regarding any change in Duff & Phelps’ financial perspectives.

Following the special committee’s meeting on May 9, 2017, representatives of Olshan and Graubard Miller spoke by telephone. Based on this conversation, the representatives of Olshan and Graubard Miller concurred that it would be advisable for representatives of Duff & Phelps to speak with representatives of Corporate Fuel to discuss their respective financial perspectives on the Company and the proposed transaction.

On May 10 and 11, 2017, representatives of Corporate Fuel and Duff & Phelps had telephone conversations in which they discussed their respective financial perspectives on the Company and the proposed transaction.

On May 12, 2017, representatives of SPLP, Corporate Fuel, Duff & Phelps and Willis Towers Watson, the actuary and claims administrator for the Company’s pension plan, spoke by telephone regarding the unfunded pension liabilities under the Company’s defined benefit pension plan, including the potential settlement of these liabilities, as well as the valuation of the Company’s pension obligations for financial reporting purposes. These representatives engaged in follow-up telephone calls regarding this matter on May 16, 2017 and May 18, 2017, with the latter call including a discussion of the tax treatment of the settlement of the pension plan.

On May 15, 2017, representatives of Corporate Fuel and Duff & Phelps had a telephone conversation in which they further discussed their respective financial perspectives on the Company particularly in respect of the Company’s unfunded pension liabilities, non-operating real estate and environmental liabilities, and the proposed transaction.

On May 17, 2017, representatives of Olshan and Graubard Miller spoke by telephone regarding the status of the special committee’s review of the proposed transaction and certain preliminary comments that Graubard Miller had on the draft merger agreement.

Also on May 17, 2017, representatives of Duff & Phelps and SPLP spoke by telephone regarding the unfunded pension liabilities under the Company’s defined benefit pension plan, including the potential settlement of these liabilities, as well as the valuation of the Company’s pension obligations for financial reporting purposes. Representatives of Duff & Phelps and SPLP spoke in follow-up telephone conversations regarding this matter on May 23, 2017.

On May 23, 2017, representatives of Corporate Fuel and Duff & Phelps spoke by telephone and further discussed their respective financial perspectives on the Company and the proposed transaction, focusing on the calculation of the Company’s working capital.

On May 24, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to review updates to Duff & Phelps’ preliminary financial perspectives regarding the Company and the proposed transaction resulting from Duff & Phelps’ additional review. The financial analyses discussed by Duff & Phelps at this meeting were substantially similar in nature to the analyses performed by Duff & Phelps and included in its June 23, 2017 presentation to the special committee, which is described in detail in Item 4 of this Schedule “The Solicitation or Recommendation – Opinion of the Financial Advisor to the Company Special Committee.” The special committee considered differences between Duff & Phelps’ treatment of certain valuation criteria and Corporate Fuel’s. Based on Duff & Phelps’ preliminary financial perspectives, and the inherent uncertainties of calculating unfunded pension liabilities under the Company’s defined benefit pension plan, the special committee concluded that any counterproposal to the March 2017 Proposal should exceed the valuation range midpoint determined by Duff & Phelps based upon its review of the Company and the proposed transaction. The special committee determined to make a counterproposal to SPLP whereby SPLP would acquire all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries in consideration of the issuance of 6,052,341 SPLP Preferred Units. The special committee authorized Mr. Frankfurt to communicate the counterproposal to representatives of SPLP and, if requested by SPLP, to provide SPLP with necessary support for the special committee’s counterproposal.

In a telephone conversation on May 25, 2017, Mr. Frankfurt conveyed the special committee’s counterproposal to representatives of SPLP and, at SPLP’s request, provided support for the counterproposal.

Also on May 25, 2017, representatives of Olshan and Graubard Miller spoke by telephone regarding the status of the special committee’s review of the proposed transaction and its counterproposal to SPLP.

Also on May 25, 2017, representatives of Corporate Fuel and Duff & Phelps spoke by telephone to discuss further their respective financial perspectives on the Company and the proposed transaction.

On May 30, 2017, representatives of SPLP, Corporate Fuel and Duff & Phelps held additional discussions regarding the Company’s net operating loss carryforwards and the tax treatment of the unfunded pension liabilities in the event of a settlement of the Company’s defined benefit pension plan.

Also on May 30, 2017, representatives of SPLP spoke by telephone with Mr. Frankfurt and conveyed a revised offer to acquire all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries in exchange for 5,000,000 SPLP Preferred Units. During this conversation, the representatives of SPLP requested an opportunity to discuss with Duff & Phelps SPLP’s financial perspectives on the Company in particular with respect to the Company’s environmental liabilities, non-operating real estate and pension liabilities (including the tax effect of the unfunded pension liabilities in the case of a settlement of the pension plan), it being SPLP’s view that these perspectives had not been previously considered by Duff & Phelps and could affect Duff & Phelps’ financial perspectives on the Company.

On May 31, 2017, the special committee held a telephonic meeting with a representative of Graubard Miller. During this meeting, the special committee considered SPLP’s revised offer together with SPLP’s request for an opportunity to discuss with Duff & Phelps SPLP’s financial perspectives on the Company. The special committee determined that such discussions should occur and that the special committee would consider SPLP’s revised offer based upon, among other things, feedback received from Duff & Phelps following these discussions.

Also on May 31, 2017, representatives of SPLP, Corporate Fuel and Duff & Phelps had a telephone call regarding certain unused real property owned by the Company.

On June 2, 2017, representatives of SPLP, Corporate Fuel, Duff & Phelps and Willis Towers Watson had a telephone call to discuss the potential settlement of the Company’s defined benefit pension plan and the tax effect thereof.

On June 9, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to review Duff & Phelps’ updated financial perspectives and SPLP’s revised offer. Duff & Phelps reviewed and discussed updates to its financial perspectives of the Company and the proposed transaction resulting from its discussions with SPLP and Corporate Fuel. The financial analyses discussed by Duff & Phelps at this meeting were substantially similar in nature to the analyses performed by Duff & Phelps and included in its June 23, 2017 presentation to the special committee, which is described in detail in Item 4 of this Schedule “The Solicitation or Recommendation – Opinion of the Financial Advisor to the Company Special Committee.” The special committee determined that its counterproposal to SPLP would reflect the acquisition by SPLP of all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries in exchange for 5,700,000 SPLP Preferred Units. The special committee authorized Mr. Frankfurt to communicate the counterproposal to SPLP.

On June 9, 2017, on a telephone call, Mr. Frankfurt conveyed the special committee’s latest counterproposal to a representative of SPLP.

On June 12, 2017, on a telephone call with Mr. Frankfurt, a representative of SPLP communicated SPLP’s revised offer to acquire all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries in exchange for 5,330,000 SPLP Preferred Units.

On June 12, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to address SPLP’s revised offer. The special committee affirmed its objective to obtain a purchase price as close as possible to the valuation range midpoint determined by Duff & Phelps based upon its review of the Company and the proposed transaction. The special committee determined that its counterproposal to SPLP would reflect the acquisition by SPLP of all of the outstanding shares of common stock of the Company not owned by SPLP or its subsidiaries in exchange for 5,600,000 SPLP Preferred Units. The special committee authorized Mr. Frankfurt to communicate the counterproposal to SPLP. The special committee also authorized Mr. Frankfurt to further negotiate with SPLP with the objective of obtaining a purchase price of at least $35.00 per share (based on the value ascribed to the SPLP Preferred Units by Duff & Phelps) represented by at least 5,432,000 SPLP Preferred Units, subject to the special committee’s final approval.

On June 13, 2017, representatives of Olshan and Graubard Miller spoke by telephone regarding the status of the special committee’s review of the proposed transaction and certain terms of the proposed merger agreement.

On June 16, 2017, Mr. Frankfurt spoke by telephone with a representative of SPLP and conveyed the special committee’s latest counterproposal. After several additional telephone conversations between them during which they negotiated the proposed transaction consideration (including a revised offer from SPLP of 5,400,000

SPLP Preferred Units and a counterproposal by Mr. Frankfurt on behalf of the special committee of 5,520,000 SPLP Preferred Units), SPLP’s representative communicated to Mr. Frankfurt that SPLP would agree to increase its offer to 5,432,000 SPLP Preferred Units, but that such offer was its best and final offer. SPLP’s offer contemplated that holders of unvested restricted Shares would also receive these SPLP Preferred Units instead of cash as contemplated by the then current draft of the proposed merger agreement.

On June 17, 2017, the special committee held a telephonic meeting with representatives of Duff & Phelps and Graubard Miller to address SPLP’s best and final offer. The special committee considered the negotiations that led to SPLP’s best and final offer. The special committee also considered that SPLP’s best and final offer satisfied the special committee’s objective to obtain a purchase price close to the valuation range midpoint determined by Duff & Phelps based upon its review of the Company and the proposed transaction. The special committee further considered that the contemplated exchange of Company restricted shares for SPLP Preferred Units would align the interests of the holders of the Company’s restricted Shares and the Company’s unaffiliated stockholders. The special committee determined, subject to its review of the final merger agreement and receipt of Duff & Phelps’ opinion, that SPLP’s final offer was fair and reasonable to the Company’s unaffiliated stockholders. On the same day, Graubard Miller provided to Olshan comments on the merger agreement, subject to the special committee’s continuing review.

On June 20, 2017, Olshan delivered a revised draft of the proposed merger agreement to Graubard Miller and Graubard Miller provided to Olshan an initial draft of the disclosure schedules to the proposed merger agreement. The merger agreement and disclosure schedules were finalized on June 22, 2017.

On June 22, 2017, the audit committee of the SPLP GP Board held a meeting to consider the proposed transaction with the Company. At this meeting, the members of the audit committee discussed the terms of the proposed transaction and the merger agreement, and received a presentation from representatives of Corporate Fuel to assist in their evaluation of the proposed transaction. See the section entitled “Special Factors – Evaluation Report of the Financial Advisor to Purchaser Group” in the Offer to Exchange for additional disclosure. The audit committee unanimously resolved to recommend the proposed transaction to the SPLP GP Board. Following this meeting, the SPLP GP Board held a meeting whereby it unanimously (acting on the unanimous recommendation of the audit committee) (a) determined and declared that the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger) are, on the terms and subject to the conditions set forth in the merger agreement, advisable and in the best interests of SPLP and its limited partners, and (b) approved, adopted and authorized in all respects the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger).

On June 23, 2017, the special committee held a meeting at which, with the assistance of its independent legal and financial advisors, it engaged in further review and discussion regarding the proposed transaction. At the request of the special committee, Duff & Phelps reviewed and discussed its financial analyses with respect to the Company and the proposed transaction. Following discussion of Duff & Phelps’ financial analyses and at the request of the special committee, Duff & Phelps verbally rendered its opinion to the special committee as to, as of such date, the fairness, from a financial point of view, to the stockholders of the Company (other than SPLP and its subsidiaries and affiliates) of the consideration to be received by such holders in the offer and the merger pursuant to the merger agreement (without giving effect to any impact of the transaction on any particular stockholder other than in its capacity as a stockholder). Duff & Phelps subsequently confirmed this opinion by delivery of its written opinion addressed to the special committee dated June 23, 2017. A representative of Graubard Miller then summarized the material terms of the merger agreement and the material terms of the SPLP Preferred Units. The special committee then discussed factors relevant to its review of and conclusions concerning the proposed transaction, including, among other things, the process and procedures the special committee undertook to ensure the fairness of the proposed transaction to the Company and its unaffiliated stockholders. After further discussion, the special committee unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger) were advisable and fair to and in the best interests of the Company and its unaffiliated stockholders. The special committee unanimously resolved to recommend the proposed transaction to the Board and recommend that the Board adopt resolutions (1) approving and declaring the advisability and fairness of the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger), (2) recommending that the unaffiliated stockholders of the Company accept the offer and tender their shares pursuant to the offer, and (3) resolving that the merger be effected under Section 251(h) of the DGCL and that the merger be consummated as soon as practicable following the consummation of the offer.

On June 26, 2017, the Board met to receive the recommendation and report of the special committee with respect to the transaction. At this meeting, the Board (acting on the unanimous recommendation of the special committee) unanimously (a) determined and declared that the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger) are, on the terms and subject to the conditions set forth in the merger agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (b) approved, adopted and authorized in all respects the merger agreement and the transactions contemplated by the merger agreement (including the offer and the merger), (c) recommended that the unaffiliated stockholders of the Company accept the offer and tender their shares pursuant to the offer, and (d) resolved that the merger be effected under Section 251(h) of the DGCL and that the merger be consummated as soon as practicable following the consummation of the offer.

Later that same day, the parties executed the merger agreement and issued a press release announcing that they had entered into the merger agreement.

The Special Committee; Reasons for its Determinations

Following receipt by the independent members of the Company’s Board of the March 2017 Proposal, the Board determined that it was in the best interests of the Company and its unaffiliated stockholders to constitute a special committee consisting only of independent directors for the purpose of engaging with SPLP regarding a possible transaction, negotiating and evaluating the terms of a possible transaction, considering, evaluating and negotiating the terms of potential strategic alternative transactions thereto and making recommendations to the Board with respect to any such possible transaction with SPLP and any such strategic alternative transactions. The Board appointed Messrs. DeMarco, Frankfurt and Smith as members of the special committee.

The Board delegated full power and authority to the special committee in connection with its evaluation of any SPLP proposal and third party alternatives, including the full power and authority to: (1) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of a possible transaction with SPLP and/or any alternatives thereto, including the authority to determine not to proceed with any such process, procedures, review or evaluation and to reject a possible transaction with SPLP and/or any alternatives thereto; (2) respond on behalf of the Company to any communications, inquiries or proposals regarding a possible transaction with SPLP and/or any alternatives thereto; (3) review, evaluate, investigate, pursue and negotiate the terms and conditions of a possible transaction with SPLP and/or any alternatives thereto; (4) solicit expressions of interest or other proposals for a possible transaction with SPLP and/or any alternatives thereto, to the extent the special committee deems appropriate; (5) negotiate the terms of and documentations for any possible transaction with SPLP and/or any alternatives thereto; (6) determine whether a possible transaction with SPLP and/or any alternatives thereto is advisable and is fair to, and in the best interests of, the Company’s unaffiliated stockholders; and (7) effectuate or recommend to the Board the effectuation of a possible transaction with SPLP and/or any alternatives thereto. The Board also resolved that it would not authorize a possible transaction with SPLP and/or any alternatives thereto or recommend a possible transaction with SPLP and/or any alternatives thereto for acceptance or approval by the Company’s unaffiliated stockholders, without the prior favorable recommendation by the special committee.

The special committee, at a meeting held on June 23, 2017, unanimously:

i.	approved and declared advisable the Merger Agreement and the Merger Agreement Transactions;

ii.	determined that the Merger Agreement (in substantially the form presented to the special committee) and the Merger Agreement Transactions are fair to and in the best interests of the Company and the Company’s unaffiliated stockholders; and

iii.	resolved that the special committee recommend the Merger Agreement and the Merger Agreement Transactions to the Board and recommend that the Board adopt resolutions:

A.	approving the Merger Agreement and the Merger Agreement Transactions;

B.	determining that the Merger Agreement and the Merger Agreement Transactions are advisable and in the best interests of and fair to the Company and its unaffiliated stockholders and that the Company enter into the Merger Agreement and consummate the Merger Agreement Transactions on the terms and subject to the conditions set forth in the Merger Agreement;

C.	recommending to the unaffiliated stockholders of the Company that they accept the Offer and tender their Shares pursuant to the Offer; and

D.	that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance time of the Offer.

In reaching its determinations, the special committee consulted with and received the advice of its financial and legal advisors and considered a number of factors that the special committee believed supported the substantive fairness of the Merger Agreement Transactions to the Company’s unaffiliated stockholders and the special committee’s decision to recommend the Merger Agreement and the Merger Agreement Transactions, including, but not limited to, the following material factors:

•	the special committee’s belief that the Offer and the Merger will provide the Company’s unaffiliated stockholders with the opportunity to receive NYSE-listed securities that may provide a greater opportunity for liquidity at a price (taking into account the exchange ratio) that is likely to be higher than what may be available in the open market for the Shares at this time and for the foreseeable future;

•	the special committee’s belief that the terms of the SPLP Preferred Units are favorable to the Company’s unaffiliated stockholders;

•	the SPLP Preferred Units provide the Company’s unaffiliated stockholders with a senior equity interest in a larger and financially stronger enterprise and allow them to participate in SPLP’s future growth;

•	it is expected that the exchange of Shares for SPLP Preferred Units in the Offer and the Merger should not be a taxable exchange to the Company’s stockholders, except to the extent there is cash paid for fractional shares;

•	the recent trading activity of the Shares, including the fact that the value of the transaction consideration represented a substantial premium over the closing price of the Shares on March 6, 2017 (the last trading day prior to the public announcement of the March 2017 Proposal);

•	absent the Merger Agreement Transactions, it could take a considerable period of time before the present value of the trading price of the Shares in the future would reach and sustain at least the per share value of the transaction consideration;

•	the special committee’s belief that the trading history of the Shares may not be an indication of the Company’s going concern value due to the fact that the Shares have a thin trading volume;

•	the special committee’s belief that, based upon the arms-length negotiation process led by the special committee, the transaction consideration was the highest price per Share that was reasonably attainable;

•	the special committee not being aware of any firm offers made during the past two years by any person other than SPLP with respect to a business combination or change in control transaction and the special committee’s conclusion that, given SPLP’s approximately 70% beneficial ownership of the issued and outstanding Shares, such offers may be unlikely;

•	because of the longstanding role of Messrs. Lichtenstein and Howard on the Board, SPLP is intimately familiar with risks associated with the Company’s business, including business, pension and environmental risks, while third parties – in order to provide a firm proposal on price and assurances to the Company with respect to the likelihood of execution of a definitive agreement and a subsequent closing thereunder—required extensive due diligence and a significant commitment of Company time and resources;

•	the financial analysis reviewed by Duff & Phelps with the special committee as well as the oral opinion of Duff & Phelps rendered to the special committee on June 23, 2017 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion addressed to the special committee dated June 23, 2017), as to, as of such date, the fairness, from a financial point of view, to the Company’s stockholders (other than SPLP and its subsidiaries and affiliates) of the consideration to be received by such stockholders in the Offer and Merger pursuant to the Merger Agreement (without giving effect to any impact of the Merger Agreement Transactions on any particular stockholder other than in its capacity as a stockholder);

•	the majority of the minority tender condition, which requires that the Company’s unaffiliated stockholders holding in excess of 50% of the shares held by all unaffiliated stockholders tender their shares in the Offer in order for the Offer to close and the Merger to proceed, which condition cannot be waived and—if satisfied—would demonstrate clear unaffiliated stockholder support for the Offer;

•	the likelihood that the transaction with SPLP would be completed based on, among other things:

•	since the consideration consists solely of securities of SPLP, the Offer is not conditioned on receipt of financing;

•	the likelihood and anticipated timing of completing the Offer in light of the scope of the conditions, including the absence of any significant required regulatory approvals and the fact that the Offer conditions are otherwise limited to customary contractual conditions for a transaction of this type (and, based on the information provided by management and independent legal counsel, the special committee’s belief that such conditions are expected to be satisfied);

•	the Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance of the obligations of SPLP under the Merger Agreement;

•	SPLP’s and its affiliates’ overall familiarity with the business and the limited risk of any “negative surprises” for them between signing and closing; and

•	SPLP’s and Mr. Lichtenstein’s reputation and significant experience and track record in completing acquisition transactions.

•	the other terms of the Merger Agreement, including:

•	the Company’s ability to consider and respond to an unsolicited written acquisition proposal, to furnish confidential information to any person making such a proposal and to engage in discussions or negotiations with the person making such a proposal, if the special committee, prior to taking any such actions, determines in good faith that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal;

•	the ability of the Board and the special committee, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation that the Company’s unaffiliated stockholders tender their Shares pursuant to the Offer;

•	the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that the Company complies with its obligations relating to the entering into of any such agreement and concurrently with the termination of the Merger Agreement pays to SPLP a termination fee of $3.8 million plus up to $1 million to reimburse SPLP’s expenses;

•	the termination fee and expenses payable to SPLP under certain circumstances, including as described above, in connection with a termination of the Merger Agreement, which the special committee concluded are reasonable in the context of termination fees and expenses payable in comparable transactions and in light of the overall terms of the Merger Agreement, including the per share consideration;

•	the Company being permitted under the terms of the Merger Agreement to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, subject only to limitations and restrictions on the taking of certain prescribed actions, which management of the Company has advised the special committee’s independent legal counsel are reasonable and should not adversely affect the Company’s operations to any significant extent; and

•	if the Merger is consummated, the ability of the stockholders to exercise appraisal rights, which provide properly exercising stockholders with the opportunity to have the Delaware Court of Chancery determine the “fair value” of their Shares and to receive payment based on that valuation in lieu of receiving the transaction consideration.

In the course of reaching the determinations and decisions, and making the recommendation, described above, the special committee also considered the following factors relating to the procedural safeguards that the special committee believed were present to ensure fairness of the Offer and the Merger, each of which the special committee believes supported its decision and provided assurance of the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders:

•	the special committee is comprised of three independent directors who are not affiliated with SPLP and its affiliates (including Messrs. Lichtenstein and Howard) and who are not employees of the Company or any of its subsidiaries;

•	other than their receipt of Board and special committee fees (which are not contingent upon the consummation of the Offer or the Merger or the recommendation for the Offer and the Merger by the special committee or Board) and their interests described under Item 3 of this Schedule “Arrangements with Current Executive Officers and Directors of the Company,” members of the special committee do not have any interest in the Offer and the Merger different from, or in addition to, those of the Company’s unaffiliated stockholders;

•	the determination to engage in discussions related to the transaction with SPLP and the consideration and negotiation of the transaction consideration and other terms of the transaction were conducted entirely under the oversight of the members of the special committee without the involvement in the Company’s decision making process of any director who is affiliated with SPLP or is a member of the Company’s management and without any limitation on the authority of the special committee to act with respect to any alternative transaction or any related matters;

•	the special committee was given the express authority to reject any SPLP proposal and had the authority not to recommend the approval of the transaction or any other alternative transaction;

•	the special committee’s extensive arms-length negotiations with SPLP, which, among other things, resulted in an increase in the aggregate transaction consideration from approximately 4,268,000 SPLP Preferred Units to 5,432,000 SPLP Preferred Units;

•	the fact that a tender offer structure involves a direct offer to stockholders who voluntarily determine whether to exchange their Shares and also provides that the decision regarding the proposed transaction is made by the stockholders who actually own the Shares at the time of tendering and, accordingly, have a true economic interest in the decision. This is in contrast to a one-step merger, where a vote of stockholders is required and voting rights are limited to those who held Shares on a record date typically several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote;

•	the fact that the special committee had engaged its own independent financial and legal advisors to provide advice to the special committee with respect to a possible transaction with SPLP or a potential alternative transaction;

•	the special committee requested and received from Duff & Phelps a written opinion addressed to the special committee dated June 23, 2017, as to, as of such date, the fairness, from a financial point of view, to the Company’s stockholders (other than SPLP and its subsidiaries and affiliates) of the consideration to be received by such stockholders in the Offer and Merger pursuant to the Merger Agreement (without giving effect to any impact of the Merger Agreement Transactions on any particular stockholder other than in its capacity as a stockholder);

•	the terms and conditions of the Merger Agreement are designed to enable a superior proposal to be accepted by the special committee, including:

•	the Company’s ability to consider and respond to an unsolicited written acquisition proposal, to furnish confidential information to any person making such a proposal and to engage in discussions or negotiations with the person making such a proposal, if the special committee, prior to taking any such actions, determines in good faith that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal;

•	following the Board’s or special committee’s determination that a third party proposal is superior to the Merger Agreement Transactions, the special committee’s right to request an extension of the Offer period following commencement of a required matching period for SPLP, which right enables the special committee to preserve the ability to pursue and accept a superior proposal, either from SPLP or such third party;

•	the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that the Company complies with its obligations relating to entering any such agreement and concurrently with the termination of the Merger Agreement pays to SPLP a termination fee of $3.8 million, plus up to $1 million to reimburse SPLP’s expenses; and

•	a termination fee and expenses payable to SPLP under certain circumstances, including as described above, in connection with a termination of the Merger Agreement, which the special committee concluded were reasonable in the context of termination fees and expenses payable in comparable transactions and in light of the overall terms of the Merger Agreement.

In the course of its deliberations, the special committee also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	the Offer and the Merger might not be completed in a timely manner or at all by virtue of limitations or actions of SPLP;

•	if the Offer and the Merger are not completed by virtue of a breach of the Merger Agreement by SPLP, the Company might have to pursue legal remedies against its largest stockholder and its affiliates, including long-time Board members;

•	the Company would be proceeding with a transaction that is subject to a non-waivable acceptance threshold by unaffiliated stockholders (the majority of the minority tender condition), which acceptance rate may not be achieved and cause the transaction not to close;

•	the transaction’s tender offer structure may permit the transaction to close faster than a traditional one step merger, thereby shortening the possible window of time available to third party bidders to make superior proposals;

•	the possible perception that, given the longstanding ties of SPLP and Messrs. Lichtenstein and Howard to the Company, the transaction resulted from an “inside” arrangement;

•	third parties may be reluctant to commit time and resources to making an alternative acquisition proposal, because of a perception that competing successfully against SPLP will be difficult due to SPLP’s approximately 70% Share beneficial ownership position;

•	the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the completion of the Offer and the Merger (as identified in the section entitled “Merger Agreement – Conduct of Business – Covenants of HNH” contained in the Offer to Exchange and hereby incorporated herein by reference), any of which may delay or prevent the Company from undertaking business opportunities or taking other action with respect to its operations pending completion of the Offer and the Merger, although such countervailing factors were mitigated by the Company’s management having advised that such restrictions are reasonable and should not adversely affect the Company’s operations to any significant extent;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee time and attention from on-going operations;

•	the possible adverse effect on the Share price if the Offer and the Merger were publicly announced but not consummated.

In analyzing the Offer and the Merger and reaching its determination as to the fairness of the Merger Agreement Transactions to the Company’s unaffiliated stockholders, the special committee considered, among other factors, the financial analyses reviewed and discussed with the special committee by Duff & Phelps as described above. The special committee considers the Company to be a viable going concern business but that the trading history of the Shares may not be an indication of its going concern value, due to the fact that the Shares have an extremely thin trading volume. In addition, the special committee did not consider the liquidation value of the Company relevant to a determination as to whether the Offer and the Merger are fair to the Company’s unaffiliated stockholders as the special committee believes the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Further, the special committee did not consider net book value a material indicator of the value of the Company because it believes that net book value is not a material indicator of the value of the Company as a going concern but rather is reflective of historical costs and because net book value does not take into account the prospects of the Company, market conditions, trends in the industry in which the Company operates or the business risks inherent in the industry. Additionally, the amount and price of prior stock purchases of the Company’s common stock by SPLP were not considered relevant by the special committee since such purchases were not made during the past two years.

The foregoing discussion of the factors considered by the special committee is not intended to be exhaustive, but rather includes the principal factors considered by the special committee. The special committee reached the conclusion to approve the Merger Agreement Transactions in light of the various factors described above and other factors that the special committee believes were appropriate. In view of the wide variety of factors (both favorable and unfavorable) considered by the special committee in connection with its evaluation of the Offer and the Merger and the complexity of these matters, as well as the advice of its financial and legal advisors, the special committee did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the special committee. Rather, the special committee made its recommendation based on the totality of information considered, and the investigation conducted, by it. In considering the factors discussed above, individual members of the special committee may have given different weights to different factors.

Reasons for the Board Determinations

In making the Board Determinations, the Board considered a number of factors, including the following material factors presented in the special committee’s report to the Board:

•	the special committee’s analysis, conclusions and unanimous determination, which the Board adopted, that the Merger Agreement and the Merger Agreement Transactions are advisable and fair to and in the best interests of the Company and the unaffiliated stockholders, and the special committee’s unanimous recommendation that the Board adopt a resolution to, among other things, approve and declare the advisability and fairness of the Merger Agreement and the Merger Agreement Transactions and recommend that the unaffiliated stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer;

•	the special committee is comprised of three independent directors who are not affiliated with SPLP and its affiliates (including Messrs. Lichtenstein and Howard) and are not employees of the Company or any of its subsidiaries, and that, other than their receipt of Board and special committee fees (which are not contingent upon the consummation of the Offer and the Merger or the special committee’s or Board’s recommendation of the Offer) and their interests described under Item 3 of this Schedule “Arrangements with Current Executive Officers and Directors of the Company,” members of the special committee do not have an interest in the Offer and the Merger different from, or in addition to, that of the Company’s unaffiliated stockholders;

•	the fact that the special committee had engaged its own independent financial and legal advisors to provide advice to the special committee with respect to a possible transaction with SPLP or alternatives thereto;

•	the nature of the arms-length negotiations with SPLP (including the special committee’s ability to improve the value of the transaction consideration for the benefit of the Company’s unaffiliated stockholders); and

•	the analysis and recommendation of the special committee and the other factors considered by the special committee as described above under this section, which analysis and recommendation were adopted by the Board.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board reached the conclusion to approve the Merger Agreement and the Merger Agreement Transactions in light of the various factors described above and other factors identified by the special committee that the members of the Board believed were appropriate. In view of the wide variety of factors (both favorable and unfavorable) considered by the Board in connection with its evaluation of the transaction and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board. Rather, the Board made its recommendation based on the totality of information presented to it and the investigation conducted by the special committee. In considering the factors discussed above, individual directors may have given different weights to different factors.

The Board made its determination as to fairness, approval of the Merger Agreement and the Merger and the recommendation of the Offer solely on the basis of the report and recommendations of the special committee.

Opinion of the Financial Advisor to the Company Special Committee

Opinion of Duff & Phelps, LLC

On March 23, 2017, the Company special committee engaged Duff & Phelps to serve as an independent financial advisor to the Company special committee (solely in their capacity as members of the Company special committee) to, among other things, provide an opinion as to the fairness, from a financial point of view, to the stockholders of the Company other than SPLP and its subsidiaries and affiliates (the holders of such shares, the “Minority Holders”) of the consideration to be received by such stockholders in the offer and the merger (collectively, the “Transaction”) (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder).

HNH, SPLP and Handy Acquisition Co. entered into the merger agreement, which provides, among other things, that the Transaction will be effected pursuant to the terms and subject to the conditions set forth therein: (i) SPLP shall make a tender offer to purchase any and all of the outstanding shares of common stock of HNH not already owned by SPLP or any of its affiliated entities (the “Tendered Stock”), and (ii) as consideration for a stockholder’s tender of its Tendered Stock, such stockholder shall receive $37.10 per share in SPLP preferred units based upon a liquidation preference of $25.00 per SPLP preferred unit. Assuming a tender by all of HNH’s stockholders (other than SPLP and its affiliated entities), who collectively hold approximately 3.66 million shares, the total consideration is 5,432,000 SPLP preferred units with a total liquidation preference of $135.8 million (the “Consideration”). The SPLP preferred units would (1) be issued at a liquidation preference of $25.00 per unit, (2) be registered with the SEC, (3) bear a cumulative distribution at a rate of 6.0% per annum, payable in cash or in kind (or a combination) at the option of SPLP, (4) mature on February 7, 2026 and (5) provide holders of the SPLP preferred units with either cash or common units of SPLP upon maturity or earlier redemption at the option of SPLP. In addition, SPLP will offer to repurchase or redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPLP preferred units.

Duff & Phelps rendered its written opinion to the Company special committee on June 23, 2017 (the “Opinion”), that, based upon and subject to the assumptions, qualifications and limiting conditions set forth in the Opinion, as of such date, the Consideration to be received by the Minority Holders of common stock of the Company (other than SPLP and its subsidiaries or affiliated entities) in the Transaction was fair, from a financial point of view, to such stockholders of the Company (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder).

The full text of the Opinion of Duff & Phelps is attached as Annex A to this Schedule and is incorporated herein by reference. The full text of the Opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations in rendering the Opinion.

Duff & Phelps provided the Opinion for the use and benefit of the Company special committee in connection with its consideration of the Transaction. The Opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Company special committee or any stockholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction; and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances. Instead, the Opinion merely states whether the Consideration in the Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which the Opinion is based.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•	HNH’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2013 through December 31, 2016, and HNH’s unaudited interim financial statements for the three months ended March 31, 2017;

•	Unaudited segment pro forma financial information for HNH for the years ended December 31, 2013 through December 31, 2016;

•	Other internal documents relating to the history, current operations, and probable future outlook of HNH, including financial projections provided to Duff & Phelps by management of HNH;

•	A letter dated June 23, 2017 from the management of HNH which made certain representations as to historical financial statements, financial projections and the underlying assumptions; and

•	Documents related to the Transaction, including the Merger Agreement;

•	Discussed the information referred to above and the background and other elements of the Transaction with management of HNH;

•	Reviewed the historical trading price and trading volume of HNH’s common stock, the SPLP preferred units, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant, in each case as described in more detail below; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Transaction, Duff & Phelps, with HNH’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including HNH’s management and Willis Towers Watson, and did not independently verify such information;

•	Relied upon the fact that the Company special committee and the Company was advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction had been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best available information and good faith judgment of Company management, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by HNH’s management are accurate;

•	Assumed that the representations and warranties of HNH made in the Merger Agreement are accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that there was no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of HNH since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would have made the information reviewed by Duff & Phelps incomplete or misleading as of such time;

•	Assumed that all of the conditions required to implement the Transaction would be satisfied and that the Transaction would be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on HNH or the contemplated benefits expected to be derived in the Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion was based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps assumed the substantial continuity of industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

The Opinion was dated and delivered on June 23, 2017. Developments following the date of the Opinion may affect the Opinion. Duff & Phelps assumes no obligation to update, revise or reaffirm the Opinion. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed on the date of the Opinion. Developments subsequent to June 23, 2017 may affect the conclusion expressed in the Opinion. Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date of the Opinion.

Duff & Phelps did not evaluate HNH’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps (i) has not been requested to, and did not, initiate any discussions with or solicit any indications of interest from third parties with respect to the Transaction, the assets, businesses or operations of HNH or any alternatives to the Transaction, (ii) was not requested to, and did not, negotiate the terms of the Transaction, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from HNH’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Transaction or (iii) advise the Company special committee or any other party with respect to alternatives to the Transaction.

Duff & Phelps did not express any opinion as to the market price or value of HNH’s common stock (or anything else) after the announcement or the consummation of the Transaction. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of HNH’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax or accounting matter.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of HNH’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received in the Transaction, or with respect to the fairness of any such compensation.

Summary of Financial Analyses by Duff & Phelps

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing the Opinion to the Company special committee. This summary is qualified in its entirety by reference to the full text of the Opinion, attached hereto as Annex A. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Company special committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the Opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps’ analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering the Opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff and Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a consolidated analysis for HNH by utilizing a discounted cash flow analysis of the projected unlevered free cash flows of HNH for the fiscal years ending December 31, 2017 through December 31, 2021. Duff & Phelps defines “free cash flow” as the cash generated by HNH that is available either to reinvest or to distribute to stockholders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate, which reflects the relative risk associated with these cash flows as well as the rates of return that stockholders could expect to realize on alternative investment opportunities with similar risk profiles to HNH. HNH’s management provided Duff & Phelps financial projections for HNH for the fiscal years ending December 31, 2017 through December 31, 2021.

Duff & Phelps used a discount rate of 11.00% to 13.00% for HNH to discount the projected unlevered free cash flows and terminal value. Duff & Phelps calculated HNH’s projected unlevered free cash flows by taking its earnings before interest and taxes (“EBIT”), subtracting taxes, adding back depreciation, subtracting capital expenditures and the change in working capital. Duff & Phelps calculated HNH’s terminal value in 2021 using a perpetuity growth formula assuming a 3.25% terminal growth rate and the discount rate. Duff & Phelps believed at the time it gave the Opinion that this range of discount rates is consistent with the rate of return that stockholders could expect to realize on alternative investment opportunities with similar risk profiles to HNH.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for HNH of $829.0 million to $1,046.0 million.

Selected Public Companies Analysis

Duff & Phelps performed a sum-of-the-parts analysis of HNH’s business segments by comparing certain financial performance metrics of HNH’s business segments to corresponding data and ratios from publicly traded companies in the industrial manufacturing industry that Duff & Phelps deemed relevant to its analysis. HNH’s business segments are comprised of the following:

•	Building Materials

•	Electrical Products

•	Joining Materials

•	Tubing

•	Performance Materials

•	Kasco

The companies analyzed for the Building Materials segment were:

•	Beacon Roofing Supply, Inc.

•	CanWel Building Materials Group Ltd.

•	Carlisle Companies Incorporated

•	Fastenal Company

•	SFS Group AG

•	Simpson Manufacturing Co., Inc.

•	Trex Company, Inc.

•	Trifast plc

The companies analyzed for the Electrical Products segment were:

•	AcBel Polytech Inc.

•	Allied Motion Technologies Inc.

•	Cosel Co., Ltd.

•	CyberPower Systems, Inc.

•	Delta Electronics, Inc.

•	Hiconics Eco-energy Technology Co., Ltd.

•	Moog Inc.

•	Nidec Corporation

•	Regal Beloit Corporation

•	XP Power Limited

The companies analyzed for the Joining Materials segment were:

•	Colfax Corporation

•	Global Brass and Copper Holdings, Inc.

•	Lincoln Electric Holdings, Inc.

•	Materion Corporation

•	Modine Manufacturing Company

•	Taiyo Holdings Co., Ltd.

The companies analyzed for the Tubing segment were:

•	Borusan Mannesmann Boru Sanayi ve Ticaret Anonim Siketi

•	Daido Steel Co., Ltd.

•	Dil-Quip, Inc.

•	Iron Force Industrial Co., Ltd.

•	Jindal Saw Limited

•	Nexteer Automotive Group Limited

•	Northwest Pipe Company

•	PAO TMK

•	Tenaris S.A.

•	Tesco Corporation

The companies analyzed for the Performance Materials segment were:

•	Baotek Industrial Materials Ltd.

•	FMS Enterprises Migun Ltd.

•	Hexcel Corporation

•	Jiangsu Changhai Composite Materials Co., Ltd.

•	Nitto Boseki Co., Ltd.

•	Park Electrochemical Corp.

•	Teijin Limited

•	Toray Industries, Inc.

The companies analyzed for the Kasco segment were:

•	NKT A/S

•	Standex International Corporation

•	Tennant Company

•	The Middleby Corporation

•	Welbilt, Inc.

Although none of these selected public companies is directly comparable to HNH’s business segments, Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, industry segmentation, and primary customers, to that of HNH’s business segments. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected public companies. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of each of HNH’s business segments.

The tables below summarize certain observed trading multiples and historical and projected financial performance of the selected public companies as of June 23, 2017. The revenue and EBITDA estimates for 2017 and 2018 in the tables below for the selected public companies were derived based on information for the 12-month periods ending closest to HNH’s 2017 and 2018 fiscal years for which information was available.

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	Revenue Growth			EBITDA Growth			EBITDA Margin
	LTM	2017E	2018P	LTM	2017E	2018P	LTM	2017E	2018P
Building Materials
Mean	4.9%	8.0%	5.8%	11.8%	11.6%	7.7%	17.5%	16.9%	17.1%
Median	4.7%	8.1%	5.9%	9.3%	10.3%	7.7%	19.4%	18.6%	19.0%
Electrical Products
Mean	8.1%	9.8%	7.2%	12.6%	26.0%	10.0%	14.6%	15.9%	17.9%
Median	3.4%	9.1%	4.6%	6.8%	10.5%	9.2%	14.2%	14.6%	16.3%
Joining Materials
Mean	-3.8%	6.0%	3.7%	-6.2%	8.8%	11.2%	14.0%	13.9%	14.8%
Median	-4.0%	4.6%	4.0%	-7.0%	9.0%	10.3%	12.6%	11.3%	12.0%
Tubing
Mean	-13.2%	9.6%	16.4%	-6.5%	7.4%	122.5%	14.8%	13.4%	14.6%
Median	-12.2%	11.5%	15.5%	6.6%	16.1%	19.7%	15.0%	14.8%	14.7%
Performance Materials
Mean	2.9%	10.7%	11.7%	3.8%	20.7%	11.2%	19.8%	18.3%	14.6%
Median	0.9%	7.6%	10.1%	-1.4%	9.4%	9.2%	15.6%	19.5%	13.1%
Kasco
Mean	-8.1%	4.5%	6.9%	3.0%	10.9%	26.9	12.7%	15.5%	17.7%
Median	-5.4%	0.9%	6.3%	4.6%	8.2%	13.3	11.9%	14.8%	17.5%

HNH Business Segment Performance
Building Materials	5.3%	3.7%	9.9%	8.0%	2.9%	11.6%	14.8%	14.5%	15.0%
Electrical Products	NA	1.6%	7.8%	NA	16.1%	11.0%	12.2%	13.8%	14.4%
Joining Materials	-4.1%	6.6%	5.9%	-2.9%	-10.8%	18.7%	11.3%	9.3%	10.6%
Tubing	1.2%	3.4%	9.9%	13.0%	-4.3%	12.8%	20.5%	18.8%	19.5%
Performance Materials	NA	-0.9%	8.7%	NA	9.7%	19.3%	10.4%	11.3%	12.6%
Kasco	-1.5%	4.2%	7.8%	-21.5%	31.2%	12.8%	7.5%	9.3%	9.9%

Enterprise Value as Multiple of
	LTM EBITDA	2017E EBITDA	2018P EBITDA	LTM EBIT	2017E EBIT	2018P EBIT	LTM Revenue
Building Materials
Mean	13.2x	11.8x	10.9x	17.6x	15.4x	13.9x	2.2x
Median	13.5x	11.9x	11.2x	15.8x	14.4x	12.9x	2.0x
Electrical Products
Mean	13.3x	10.6x	10.3x	19.1x	14.4x	14.0x	2.0x
Median	10.6x	10.0x	10.2x	15.6x	14.5x	14.2x	1.4x
Joining Materials
Mean	11.5x	9.9x	9.0x	17.3x	15.1x	12.7x	1.6x
Median	11.0x	8.8x	7.6x	17.8x	16.2x	14.1x	1.6x
Tubing
Mean	12.3x	20.4x	9.3x	14.7x	10.1x	17.6x	1.6x
Median	9.3x	9.4x	8.0x	13.5x	10.7x	15.0x	1.1x
Performance Materials
Mean	10.6x	9.4x	8.6x	14.4x	15.4x	12.6x	2.2x
Median	11.1x	8.1x	8.8x	14.5x	14.7x	12.8x	1.5x
Kasco
Mean	14.3x	13.2x	11.1x	17.8x	16.8x	13.7x	2.3x
Median	14.3x	13.7x	11.8x	17.6x	17.2x	14.0x	1.8x

LTM = Latest twelve months for which financial information was available.

Enterprise Value = (Market Capitalization + Management Equity + Debt + Preferred Stock + Non-Controlling Interest) – (Cash & Equivalents + Net Non-Operating Assets).

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization.

EBIT = Earnings Before Interest, Taxes.

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

Duff & Phelps used the information above, in conjunction with data from its selected M&A transactions analysis described below and other data, to reach the valuation conclusions described below.

None of the selected public companies were identical to HNH or its business segments. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of HNH and its business segments.

Selected M&A Transactions Analysis

Duff & Phelps compared each of HNH’s business segments to the target companies involved in the selected merger and acquisition transactions listed in the below tables. The selection of these transactions was based, among other things, on the target company’s industry, the relative size of the transaction compared to the Transaction, and the availability of public information related to the selected transaction.

The selected transactions for the Building Materials segment in the below table indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 7.8x to 9.3x, with a median of 8.4x and a mean of 8.5x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.47x to 1.62x, with a median of 0.98x and a mean of 0.95x.

Date Announced	Target Name	Acquirer Name
9/15/2016	Braas Monier Building Group S.A	Standard Industries Inc.

8/27/2016	L&W Supply Corporation	ABC Supply Co., Inc.

7/27/2015	Roofing Supply Group, LLC	Beacon Roofing Supply, Inc.

6/10/2015	California Cascade Industries, Inc.	CanWel Building Materials Group Ltd.

1/26/2015	Joris Ide NV	Kingspan Group plc

5/6/2014	V.I.C. Viterie Italia CentraleSpA s.u.	Trifast plc

11/8/2013	Novik Inc.	Clearview Capital, LLC, Clearview Capital Fund III LP

5/2/2012	Metl-Span LLC	NCI Group, Inc.

The selected transactions for the Electrical Products segment in the table below indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 5.8x to 10.4x, with a median of 7.0x and a mean of 7.6x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.66x to 1.75x, with a median of 0.94x and a mean of 1.08x.

Date Announced	Target Name	Acquirer Name
9/30/2016	ElectroMagnetic Enterprise	SL Montevideo Technology, Inc.

7/30/2016	Motors, Drives and Electric Power Generation Businesses	Nidec Corporation

7/12/2015	Remy International, Inc.	BorgWarner Inc.

6/16/2015	SL Industries	Handy & Harman Ltd.

4/1/2014	Professional Power Products, Inc.	Power Solutions International, Inc.

4/21/2013	Power-One Inc.	ABB Ltd

4/24/2012	Nidec Sankyo Corporation	Nidec Corporation

1/29/2012	Thomas & Betts Corp.	ABB Control Inc.

The selected transactions for the Joining Materials segment in the table below indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 5.0x to 9.7x, with a median of 5.8x and a mean of 6.8x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.51x to 1.93x, with a median of 1.27x and a mean of 1.22x.

Date Announced	Target Name	Acquirer Name
9/6/2016	Luvata Heat Transfer Solutions Business	Modine Manufacturing Company

6/30/2016	Vulcan Steel Products Inc.	Steel Dynamics, Inc.

12/23/2015	Interplex Holdings Ltd.	Baring Private Equity

4/8/2015	Hyundai Hysco Co. Ltd.	Hyundai Steel Company

12/15/2014	Dynacast International Inc.	Kenner & Company, Inc.; Partners Group; Morgan Joseph TriArtisan

2/11/2013	Höganäs AB (publ)	Lindéngruppen AB; Foundation Asset Management AB

10/15/2012	Carolina Commercial Heat Treating, Inc.	Bodycote plc

The selected transactions for the Tubing segment in the below table indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 5.6x to 11.6x, with a median of 8.5x and a mean of 8.4x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.16x to 0.87x, with a median of 0.51x and a mean of 0.55x.

Date Announced	Target Name	Acquirer Name
1/29/2016	Anhui Tianda Oil Pipe Company Limited	Vallourec Tubes S.A.S

12/6/2015	Mendelson Infrastructures & Industries Ltd.	Emilia Development (O.F.G) Ltd.

4/8/2015	Hyundai Hysco Co. Ltd.	Hyundai Steel Company

8/14/2014	SeAH Changwon Integrated Special Steel Corporation	SeAH Besteel Corporation

9/25/2013	Edgen Group Inc	Sumitomo Corporation of America (nka: Sumitomo Corporation of Americas)

2/7/2013	Sumikin Bussan Corp.	Nippon Steel & Sumikin Bussan Corporation

2/6/2013	Metals USA Holdings Corp.	Reliance Steel & Aluminum Co.

9/1/2012	JSW ISP AT Steel Limited	JSW Steel Limited

7/27/2012	Fives Société Anonyme	Ardian

The selected transactions for the Performance Materials segment in the table below indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 5.7x to 10.8x, with a median of 8.4x and a mean of 8.3x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.57x to 3.15x, with a median of 0.78x and a mean of 1.13x.

Date Announced	Target Name	Acquirer Name
10/24/2016	International Textile Group, Inc.	Platinum Equity, LLC

8/21/2015	Taishan Fiberglass Inc.	Sinoma Science & Technology Co., Ltd

7/30/2015	AVINTIV Inc.	Berry Plastics Group, Inc.

7/20/2015	Koninklijke Ten Cate nv	Parcom Capital; Gilde Buyout Fund IV; Gilde Buy Out Partners BV

5/31/2015	JPS Industries	Handy & Harman Group Ltd.

8/20/2013	Fiberweb plc	Polymer Group, Inc.

4/12/2012	UMECO plc	Cytex UK Holdings Limited

4/11/2012	Guilford Mills, Inc	Lear Corporation

The selected transactions for the Kasco segment in the table below indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 9.2x to 11.8x, with a median and mean of 10.5x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.88x to 1.72x, with a median and mean of 1.30x.

Date Announced	Target Name	Acquirer Name
2/22/2017	IP Cleaning S.p.A.	Tennant Company

1/14/2015	DMG Mori Seiki AG (nka: DMG Mori Aktiengesellschaft)	DMG MORI GmbH

Summary of Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for HNH’s business segments, Duff & Phelps applied valuation multiples to (i) Actual Adjusted EBITDA for each of HNH’s business segments for the fiscal year ended December 31, 2016, and (ii) Projected Adjusted EBITDA for each of HNH’s business segments for the fiscal year ending December 31, 2017, as follows:

•	Building Materials:

•	2016 Adjusted EBITDA: 8.0x to 9.0x

•	2017 Adjusted EBITDA: 7.5x to 8.5x

•	Electrical Products:

•	2016 Adjusted EBITDA: 7.0x to 8.0x

•	2017 Adjusted EBITDA: 6.0x to 7.0x

•	Joining Materials:

•	2016 Adjusted EBITDA: 6.0x to 7.0x

•	2017 Adjusted EBITDA: 6.5x to 7.5x

•	Tubing:

•	2016 Adjusted EBITDA: 6.0x to 7.0x

•	2017 Adjusted EBITDA: 6.0x to 7.0x

•	Performance Materials:

•	2016 Adjusted EBITDA: 6.5x to 7.5x

•	2017 Adjusted EBITDA: 6.0x to 7.0x

•	Kasco:

•	2016 Adjusted EBITDA: 5.5x to 6.5x

•	2017 Adjusted EBITDA: 5.0x to 6.0x

Valuation multiples were selected, in part, by taking into consideration historical and projected financial performance metrics of HNH’s business segments relative to such metrics of the selected public companies and selected transactions, including, but not limited to, the size of HNH’s business segments on a revenue and EBITDA basis, historical and projected EBITDA margins compared to the selected public companies, and historical and projected revenue and EBITDA growth compared to the selected public companies. Based on these selected valuation multiples, the enterprise value indication for Building Materials ranged from $326.0 million to $368.0 million; the enterprise value indication for Electrical Products ranged from $222.0 million to $254.0 million; the enterprise value indication for Joining Materials ranged from $115.5 million to $134.0 million; the enterprise value indication for Tubing ranged from $81.5 million to $95.0 million; the enterprise value indication for Performance Materials ranged from $63.0 million to $73.0 million; and the enterprise value indication for Kasco ranged from $27.0 million to $32.0 million. As a result of this sum-of-the-parts analysis of HNH’s business segments, the aggregate enterprise value range for HNH on a consolidated basis based on the selected public companies / M&A transactions analyses was $833.0 million to $956.0 million.

Summary of Analyses

The range of indicated enterprise values for HNH that Duff & Phelps derived from its discounted cash flow analysis was $829.0 million to $1,046.0 million, and the range of enterprise values that Duff & Phelps derived from its selected public companies / M&A transactions analyses was $833.0 million to $956.0 million. Duff & Phelps concluded that HNH’s enterprise value was within a range of $831.0 million to $1,001.0 million based on the analyses described above.

Based on its conclusions regarding the enterprise value of HNH, Duff & Phelps estimated the range of common equity value of HNH to be $352.4 million to $545.3 million by:

•	Adding cash and equivalents of $31.5 million as of March 31, 2017;

•	Adding the market value of HNH’s investment in ModusLink Global Solutions, Inc., adjusted for a block discount, of approximately $11.5 million as of June 18, 2017;

•	Adding the excess working capital adjustment of HNH of approximately $7.8 million as of March 31, 2017;

•	Adding the estimated value of HNH’s federal and state net operating loss carryforwards and tax credits of approximately $10.5 million to $10.8 million;

•	Adding the estimated value of the non-operating real estate of HNH of approximately $7.8 million as of March 31, 2017;

•	Adding the present value of the tax benefit related to the pension termination contribution of HNH of approximately $87.2 million to $94.1 million;

•	Subtracting the estimated pre-tax pension liability related to the pension termination contribution of HNH, as provided by Willis Towers Watson, of approximately $296.0 million to $322.0 million;

•	Subtracting the after-tax present value of the PBGC Premiums of HNH of approximately $17.2 million to $17.6 million;

•	Subtracting the after-tax other post-retirement benefit obligations of HNH of approximately $2.3 million as of March 31, 2017;

•	Subtracting the after-tax environmental liability of HNH of approximately $5.3 million as of March 31, 2017;

•	Subtracting the after-tax incremental potential environmental exposure of HNH of approximately $2.0 million to $5.0 million; and

•	Subtracting debt and accrued interest of $289.6 million as of March 31, 2017.

Based on the foregoing analysis, Duff & Phelps estimated the value of each common share of HNH, on a fully diluted basis, to range from $28.84 to $44.62. Based on approximately 3.66 million shares of HNH held by the Minority Holders, the value of the Tendered Stock was estimated to be $105.6 million to $163.3 million.

SPLP Preferred Yield Analysis

Duff & Phelps determined the value of the SPLP preferred units by utilizing a discounted cash flow analysis of the projected dividend cash interest payments and principal repayment of the SPLP preferred units. As SPLP will offer to repurchase or redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPLP preferred units, Duff & Phelps performed two separate discounted cash flow analyses based on (i) a redemption on February 7, 2020, and (ii) a redemption on February 7, 2026, the maturity date of the SPLP preferred units. Duff & Phelps estimated a market yield for the SPLP preferred units based on the credit profile of the issuer, SPLP, and the terms of the SPLP preferred units. The market yield analysis involved (i) selecting a credit spread for the SPLP preferred units based on an analysis of SPLP’s credit profile and benchmarking credit spreads of industrial bond indices, as well as indicative pricing for a senior secured revolving credit facility which may be obtained by SPLP through a comprehensive refinancing, (ii) adjusting this credit spread for appropriate differences between the SPLP preferred units and the benchmark indices and securities including seniority, PIK dividends, and a lack of call protection, and (iii) adding the adjusted selected credit spread of 2.25% to 3.25% to the 3-year U.S. Treasury yield of 1.48%, and the 9-year U.S. Treasury yield of 2.12%, based on a redemption on February 7, 2020, and February 7, 2026, respectively. Duff & Phelps estimated the market yield to be 6.50% based on a redemption on February 7, 2020, and Duff & Phelps estimated the market yield to be 7.25% based on a redemption on February 7, 2026.

Duff & Phelps used the preceding selected market yields to discount the projected dividend cash interest payments and principal repayment of the SPLP preferred units. Duff & Phelps estimated the value of the SPLP preferred units to be $24.82 based on a redemption on February 7, 2020, and Duff & Phelps estimated the value of the SPLP preferred units to be $23.32 based on a redemption on February 7, 2026. As SPLP will offer to repurchase or redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPLP preferred units, a 20% weighting was applied to the per unit value based on a redemption on February 7, 2020, and an 80% weighting was applied to the per unit value based on a redemption at maturity on February 7, 2026. Based on the foregoing analysis, Duff & Phelps determined the weighted average per unit value of the SPLP preferred units to be $23.62 and that the value of the aggregate Consideration based on 5,432,000 SPLP preferred units is $128.3 million.

Duff & Phelps noted that the value of the Consideration to be received by the Minority Holders of HNH (other than SPLP and its affiliated entities) in the Transaction was within the range of the value of the Company common stock held by the Minority Holders as indicated by Duff & Phelps’ analyses.

The Opinion and financial analyses were only one of the many factors considered by the Company special committee in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company special committee.

Miscellaneous

Duff & Phelps is a premier global valuation and corporate finance advisor with expertise in complex valuation, dispute and legal management consulting, M&A, restructuring, and compliance and regulatory consulting. Since 2005, Duff & Phelps has rendered over 680 fairness opinions in transactions aggregating more than $200 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

The aggregate amount of the fees that HNH agreed to pay Duff & Phelps for its services in connection with the rendering of the Opinion to the Company special committee was $450,000 due and payable as follows: $225,000 upon execution of the engagement letter for Duff & Phelps to serve as financial advisor to the Company special committee and the remaining $225,000 upon Duff & Phelps informing the Company special committee that it was prepared to render and deliver the Opinion. No portion of Duff & Phelps’ fee was contingent upon the consummation of the Transaction or the conclusion reached in the Opinion. Furthermore, subject to certain exceptions, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings (to parties other than the Company special committee) subsequent to the delivery of the Opinion. HNH has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of counsel retained by Duff & Phelps, in each case in connection with the engagement, and not to exceed $30,000 in the aggregate. HNH has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which HNH believes are customary in transactions of this nature, were negotiated at arm’s length, and the Company special committee approved these fee arrangements.

In addition to this engagement, during the two years preceding the date of the Opinion, Duff & Phelps has been engaged to provide corporate finance consulting services to affiliates of SPLP and has provided fairness opinions to affiliates of SPLP, including to the special committee of independent directors of Steel Excel Inc. in connection with the acquisition by SPLP of the minority interest in Steel Excel Inc. not already owned by SPLP or any of its affiliated entities in exchange for SPLP preferred units, which was completed on February 6, 2017, for which Duff & Phelps received a fee of $350,000 for its services in connection with the rendering of its fairness opinion to the special committee of Steel Excel Inc. The other affiliates of SPLP that have engaged Duff & Phelps during the two years preceding the date of the Opinion, are DGT Holdings Corp. (“DGT”) and CoSine Communications, Inc. (“CoSine”). Duff & Phelps was engaged by the special committee of independent directors of DGT to provide a valuation analysis and fairness opinion in connection with DGT’s reverse stock split and subsequent fractional share stock redemption which occurred in October 2015, for which Duff & Phelps received a fee of $150,000. In addition, Duff & Phelps was engaged by the special committee of independent directors of CoSine to provide a valuation analysis and fairness opinion in connection with CoSine’s reverse stock split and subsequent fractional share stock redemption, as well as CoSine’s business combination with WebFinancial Holding Corporation which both occurred in December 2015, and for which Duff & Phelps received a fee of $275,000. For these prior engagements, Duff & Phelps also received customary expense reimbursement and indemnification.

(c)	Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The information set forth under Item 4 of this Schedule “The Solicitation or Recommendation – Opinion of the Financial Advisor to the Company Special Committee – Fees and Expenses,” is incorporated into this Item 5 by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Except as otherwise disclosed in this Schedule, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule or incorporated in this Schedule by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, the Company, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal.

Except as described above or otherwise set forth in this Schedule (including in the Exhibits to this Schedule) or as incorporated in this Schedule by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs of this Item 7.

Item 8. Additional Information

The information set forth under Item 3 of this Schedule “Arrangements with Current Executive Officers and Directors of the Company – Executive Agreements” is incorporated into this Item 8 by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If, however, the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 (“Section 262”) of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below strictly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to demand and exercise such appraisal rights or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who exchange Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Consideration, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262, which is attached to this Schedule as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or otherwise waive appraisal rights), (ii) follow the procedures set forth in Section 262, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Consideration or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer and 20 days after the mailing of this Schedule, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender such Shares in the Offer (or otherwise waive appraisal rights); and

(iii)	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to Handy & Harman Ltd. 590 Madison Avenue, 32nd Floor, New York, New York 10022, Attn: Douglas Woodworth.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Court of Chancery must dismiss an appraisal proceeding as to all stockholders who assert appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, except as provided below, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Consideration or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Consideration (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither SPLP nor the Company anticipates offering more than the Offer Consideration to any stockholder exercising appraisal rights, and SPLP and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Consideration or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction that resulted in the stockholder becoming an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” SPLP and its affiliates have been “interested stockholders” of the Company for greater than three years and, accordingly, Section 203 of the DGCL does not apply to the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between SPLP or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, SPLP or AcquisitionCo might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if SPLP and AcquisitionCo consummate the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Regulatory Approvals

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for the acquisition or ownership of the Shares by SPLP or AcquisitionCo.

SPLP and the Company have agreed to use their reasonable best efforts to obtain any required governmental or third party consents and approvals required in connection with the Offer and the Merger and use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the offer and the merger as promptly as practicable.

It is a condition to completion of the Offer and the Merger that no governmental entity having jurisdiction over SPLP, AcquisitionCo or the Company has enacted, issued, promulgated, enforced or entered any law, order, decree or ruling (whether temporary, preliminary or permanent) that is then in effect which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger.

Directors and Executive Officers of the Company

Set forth below are the names of the Company’s current directors and executive officers, as well as certain information pertaining to such individuals, including short summaries of their material occupations, positions, offices and employment during the past five years.

None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the Company’s directors or executive officers has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States of America. With respect to the Company, the business address and phone number of the directors and executive officers is the same as that of the Company set forth in Item 1 of this Schedule.

Directors

Warren G. Lichtenstein has served as the Chairman of the Board of the Company since July 2005. Mr. Lichtenstein has served on the board of directors of over twenty public companies. He served as the Chairman of the Board and Chief Executive Officer of Steel Holdings GP from July 2009 to February 2013, and has served as Executive Chairman since February 2013. Steel Holdings GP is the general partner of SPLP, a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. Mr. Lichtenstein has been associated with SPLP and its predecessors and affiliates since 1990. Mr. Lichtenstein served as Chairman of the Board of ModusLink Global Solutions, Inc. (“ModusLink”), a NASDAQ company providing customized supply chain management services to the world’s leading high technology companies from March 2013 until June 2016, at which time he was appointed Executive Chairman. Mr. Lichtenstein also served as interim Chief Executive Officer of ModusLink from March 2016 to June 2016. Mr. Lichtenstein has served as a director of Aerojet Rocketdyne Holdings, Inc., a NYSE-listed manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008, serving as the Chairman of the Board from March 2013 to June 2016 and as Executive Chairman since June 2016. Mr. Lichtenstein has served as a director of Steel Excel Inc., since October 2010 and Chairman of the Board since May 2011. In 2011, Mr. Lichtenstein founded Steel Sports, Inc., a subsidiary of Steel Excel Inc. dedicated to building a network of participatory and experience-based sports-related businesses, with a particular emphasis on youth sports. He served as a director of SL Industries, Inc. (“SLI”), a company that designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment, from March 2010 to June 2016 (when SLI was acquired by the Company). He previously served as a director (formerly Chairman of the Board) of SLI from January 2002 to May 2008 and served as Chief Executive Officer from February 2002 to August 2005. SLI was listed on the New York Stock Exchange until its acquisition as a wholly owned subsidiary of the Company effective June 1, 2016.

Jack L. Howard has been Vice Chairman of the Board of the Company since March 2012 and Principal Executive Officer of the Company since January 2013, and has served as a director of the Company since July 2005. Mr. Howard has been a registered principal of Mutual Securities, Inc., a FINRA registered broker-dealer, since 1989. Mr. Howard has served as the President of Steel Holdings GP since July 2009 and has served as a director of Steel Holdings GP since October 2011. He also served as the Assistant Secretary of Steel Holdings GP from July 2009 to September 2011 and as Secretary from September 2011 to January 2012. He is the President of SP General Services LLC, the manager of SPLP. He has been associated with SPLP and its predecessors and affiliates since 1993. Mr. Howard has been a director of Steel Excel since December 2007, serving as Vice Chairman of the Steel Excel Board since May 2012, and Principal Executive Officer of Steel Excel since March 2013. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63.

Patrick A. DeMarco has served as a director of the Company since 2012. Mr. DeMarco has been President of Risken Software Services, a provider of enterprise level technology solutions to automotive dealerships, since 2006. From 2002 to 2006, he was Executive Director, Client Solutions for J.D. Power & Associates, a global marketing information services company operating in key business sectors across a variety of industries. From 2000 to 2002, he was Vice President of Sales and Business Development for Blue Falcon Networks (now known as Akimbo Systems), a leader in distributed networking technologies and provider of cost-effective streaming media delivery solutions. From 1999 to 2000, Mr. DeMarco was a co-founder of MValue.com, which offered a privacy protection application for internet shoppers. He received a M.B.A. from Miami University (Ohio).

Robert Frankfurt has been a director of the Company since November 2008. Mr. Frankfurt is the founder of Myca Partners, Inc., an investment advisory services firm, and has served as its President since November 2006. From February 2005 through December 2005, Mr. Frankfurt served as the Vice President of Sandell Asset Management Corp., a privately-owned hedge fund. From October 2002 through January 2005, Mr. Frankfurt was a private investor. Mr. Frankfurt served as a director of Peerless Systems Corp., a public company that licenses and sells imaging and networking technologies and components to the digital document markets, from November 2010 to June 2012. Mr. Frankfurt served as a director of Mercury Payment Systems, Inc., a private company that provides integrated transaction processing, from October 2010 until its sale in June 2014. Mr. Frankfurt graduated from the Wharton School of Business at the University of Pennsylvania with a B.S. in Economics and received an M.B.A. from the Anderson Graduate School of Management at the University of California at Los Angeles.

John H. McNamara, Jr. has served as a director of the Company since February 2008. He is an investment professional of SPLP and has been associated with SPLP and its predecessors and affiliates since 2006. Mr. McNamara has served as Chairman of the Board of WebBank, a Utah chartered industrial bank that is a wholly-owned subsidiary of SPLP, since 2009, and Executive Chairman since 2012. Prior to working at SPLP, Mr. McNamara was a Managing Director and Partner at Imperial Capital LLC, an investment banking firm, which he joined in 1995. As a member of its Corporate Finance Group, he provided advisory services for middle market companies in the areas of mergers and acquisitions, restructurings and financings. Mr. McNamara began his career at Bay Banks, Inc., a commercial bank, where he served in lending and work-out capacities.

Garen W. Smith has served as a director of the Company since 2002. He has served as Vice President, Secretary and Treasurer of New Abundance Corp., a business consulting company, since 1997. Mr. Smith has served as a director of Phillips Manufacturing Company since November 2006. Mr. Smith also serves on the advisory board of Steel Warehouse Company, Inc. Mr. Smith is also currently the President of Grove Park Associates, a small, regional residential developer. Mr. Smith received his Bachelor of Science degree in Civil Engineering and his Masters of Engineering degree (Civil Engineering) from Penn State University.

Jeffrey A. Svoboda has served as a director of the Company since June 2011 and served as President and Chief Executive Officer of HNH Group, a wholly owned subsidiary of the Company, from August 2011 until October 2016. Mr. Svoboda served as President of Handy & Harman (“H&H”), from January 2008 to October 2016, and of Bairnco LLC (“Bairnco”), from January 2009 to October 2016, each of H&H and Bairnco being a wholly owned subsidiary of HNH Group. Mr. Svoboda served as a Senior Vice President of the Company from March 2009 until October 2016. Mr. Svoboda has served as the Vice Chairman of Steel Holdings GP since June 2016. Mr. Svoboda also has served as a director of API Group plc since March 2015. Mr. Svoboda has previously served as a Group Executive and Corporate Vice President of Danaher Corporation from 2001 through 2007. From 1998 through 2001, he was with Fortune Brands as President of Moen Incorporated. Prior positions included Vice President of Manufacturing and Distribution for Black & Decker, General Manager of International Marketing and Sales for General Electric Appliances, and President of Electro Componentes de Mexico, an affiliate of General Electric.

Executive Officers

Jack L. Howard. See above.

William T. Fejes, Jr. has served as Senior Vice President of the Company and President and Chief Executive Officer of HNH Group since June 2016. Mr. Fejes has served as President of SLI since June 2010 and served as Chief Executive Officer of SLI from June 2010 until October 2016. From 2007 until April 2010, Mr. Fejes was the Chief Operating Officer of Seakeeper, Inc., a company that designs, manufactures and markets motion stabilization equipment for boats under 50 meters in length. Prior to joining Seakeeper, Inc., Mr. Fejes was the President and Chief Executive Officer of TB Wood’s Corporation (“TB Wood’s”), a public company that designs, manufactures and markets industrial power transmission components, with plants in the United States, Mexico and Italy, from 2004 to 2007, and was a director of TB Wood’s from 2004 to 2005. Mr. Fejes also held various executive and management roles at Danaher Corporation, a public company that designs, manufactures and markets industrial and consumer products, for 18 years. From March 2009 to February 2015, Mr. Fejes served as a director of Broadwind Energy, a public company for which he also served as the Chairman of the Governance / Nominating Committee, as a member of the Audit and Compensation Committees. From 2008 to 2010, Mr. Fejes was a director of Automation Solutions, Inc., a privately held distributor of factory automation equipment.

Douglas B. Woodworth was appointed Chief Financial Officer and Senior Vice President of the Company in May 2016, and holds similar positions in substantially all of the Company’s affiliates. Prior to such appointment, Mr. Woodworth had served as Vice President and Controller of the Company from August 2012. Since May 2016, Mr. Woodworth has also served as Chief Financial Officer of Steel Holdings GP. Mr. Woodworth has over two decades of progressive responsibility in accounting and finance. Prior to joining the Company, Mr. Woodworth served as Vice President and Corporate Controller with SunEdison, Inc. (formerly MEMC Electronic Materials, Inc.), from August 2011 to July 2012, and as Vice President and Corporate Controller of Globe Specialty Metals, Inc. from November 2007 to July 2011. Prior to that, Mr. Woodworth held positions of increasing responsibility with Praxair, Inc. Mr. Woodworth began his career with KPMG LLP. Mr. Woodworth holds an MBA from the Kellogg School of Management at Northwestern University, a Master of Engineering Management from the McCormick School of Engineering at Northwestern University, and a Bachelor of Science in Accountancy from Miami University (Ohio). Mr. Woodworth is a certified public accountant.

Share Repurchases by the Company

The following table sets forth repurchases of Shares by the Company in each fiscal quarter during the past two years, including pursuant to share repurchase programs approved by the Board.

PERIOD	TOTAL NUMBER OF SHARES REPURCHASED		RANGE OF PRICES PAID	WEIGHTED AVERAGE PRICE PAID PER SHARE
Quarter ended June 30, 2017	0		—	—
Quarter ended March 31, 2017	13,666	*	$26.70 - $28.05	$26.96
Quarter ended December 31, 2016	0		—	—
Quarter ended September 30, 2016	10,933		$26.41 - $26.50	$26.50
Quarter ended June 30, 2016	4,086		$26.27 - $26.38	$26.36
Quarter ended March 31, 2016	16,320	*	$22.08 - $24.74	$24.22
Quarter ended December 31, 2015	0		—	—
Quarter ended September 30, 2015	3,145	*	$28.96 - $29.60	$28.97
Quarter ended June 30, 2015	2,258	*	$35.76 - $36.78	$36.43

*	Shares foregone for income tax obligations attributable to the vesting of restricted Shares during the respective quarter.

Annual and Quarterly Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

Litigation Regarding the Transaction

On July 12, 2017, a purported class action captioned Susan Paskowitz v. Handy & Harman Ltd., et al., was filed in the Supreme Court of the State of New York. The plaintiff alleges, among other things, that the proposed transaction consideration is unfair and inadequate, and that the members of the Board and SPLP have breached their fiduciary duties to the Company’s public stockholders in connection with the Offer and the Merger. The plaintiff seeks enjoinment of the Offer and the Merger or, alternatively, rescission in the event the Offer and the Merger are consummated. SPLP and the Company believe that plaintiff’s claims are without merit and intend to defend this case vigorously.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule and the exhibits hereto contain “forward-looking statements” that involve significant risks and uncertainties. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Forward-looking statements in this Schedule and the exhibits hereto include, without limitation: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: the possibility that the Merger Agreement Transactions will not be completed, or if completed, not completed on a timely basis; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, manufacturers, distributors, other business partners or governmental entities; the ability of SPLP to integrate the Company’s business successfully; the uncertainty regarding the ability to achieve and maintain the expected benefits of the Merger Agreement Transactions; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by SPLP and AcquisitionCo.

All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.handyharman.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law (including Rule 14d-9(c) of the Exchange Act).

Item 9. Material to be Filed as Exhibits

The following Exhibits are filed herewith:

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Schedule TO-T (incorporated by reference to the Schedule TO filed by SPLP and AcquisitionCo on July 19, 2017, as amended on September 13, 2017) (“Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T/A filed by SPLP and AcquisitionCo on September 13, 2017) (Schedule TO/A).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(c) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Steel Partners Holdings L.P.’s Registration Statement on Form S-4/A, Reg. No. 333-219355, filed September 8, 2017).

(a)(5)(A)	Press release issued by SPLP, dated March 6, 2017 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION

(a)(5)(B)	Press release issued by SPLP and the Company, dated June 26, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 26, 2017).

(a)(5)(C)	Press release issued by SPLP, dated September 13, 2017 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO/A).

(c)	Opinion of Duff & Phelps LLC dated June 23, 2017 (attached as Annex A to this Schedule 14D-9).

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among SPLP, AcquisitionCo and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 26, 2017).

(e)(1)	Amended and Restated Certificate of Incorporation of the Company, as most recently amended, effective on January 3, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(e)(2)	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 29, 2015).

(e)(3)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, as filed with Secretary of State of the State of Delaware on July 14, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 16, 2015).

(e)(4)	Amended and Restated By Laws of WHX, as most recently amended on November 24, 2008 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 30, 2010).

(e)(5)	Amendment to Section 2.9 of the By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 2, 2012).

(e)(6)	Amendment to Section 4.5 of the By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 2, 2012).

(e)(7)	2007 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

(e)(8)	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 2, 2013).

(e)(9)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2017.

(e)(10)	Management Services Agreement, dated as of January 1, 2012, by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(e)(11)	First Amendment to Management Services Agreement by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2013).

(e)(12)	Second Amendment to Management Services Agreement, dated as of May 3, 2015, by and among SP Corporate Services LLC, Handy & Harman Ltd. and Handy & Harman Group Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 5, 2015).

(e)(13)	Amended and Restated Management Services Agreement, dated as of February 23, 2016, by and among SPH Services, Inc., the Company and Handy & Harman Group Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 24, 2016).

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANDY & HARMAN LTD.

By:	/s/ Douglas B. Woodworth
Name: Douglas B. Woodworth
Title: Chief Financial Officer

Dated:	September 13, 2017

ANNEX A

Confidential	June 23, 2017

Special Committee of the Board of Directors

Handy & Harman Ltd.

590 Madison Avenue, 32nd Floor

New York, NY 10022

Ladies and Gentlemen:

Handy & Harman Ltd. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the special committee of the board of directors (the “Special Committee”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Minority Holders (as defined herein) of Common Stock (as defined herein) of the Company (other than Steel Partners Holdings L.P. (“SPLP”) and its subsidiaries and affiliates) of the consideration to be received by such stockholders in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves the tender offer to purchase by SPLP, the holder of approximately 70% of the common stock of the Company (the “Common Stock”), of all of the outstanding shares of Common Stock of the Company not owned by SPLP or its subsidiaries or affiliates (the holders of such shares, the “Minority Holders”) for consideration of approximately 1.48 Series A preferred units, no par value, of SPLP (the “SPLP Preferred”) for each share of Common Stock, such SPLP Preferred having the preferences, rights, qualifications, limitations and restrictions set forth in the Sixth Amended and Restated Agreement of Limited Partnership of SPLP.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2013 through December 31, 2016, and the Company’s unaudited interim financial statements for the three months ended March 31, 2017;

b.	Unaudited segment pro forma financial information for the Company for the years ended December 31, 2013 through December 31, 2016;

c.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections provided to us by management of the Company (the “Management Projections”);

d.	A letter dated June 23, 2017 from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions; and

e.	The Agreement and Plan of Merger by and among Steel Partners Holdings, L.P., Handy Acquisition Co., and Handy & Harman Ltd. dated June 26, 2017 (the “Merger Agreement”);

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s Common Stock, the SPLP Preferred, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management and Willis Towers Watson, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of Company management, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company management are accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties of the Company made in the Merger Agreement are accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax or accounting matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the holders of Common Stock of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration to be received in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated March 23, 2017 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Special Committee that it is prepared to deliver its Opinion. In addition to this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has been engaged to provide corporate finance consulting services to affiliates of SPLP and has provided fairness opinions to affiliates of SPLP. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the Minority Holders of Common Stock of the Company (other than SPLP and its subsidiaries and affiliates) in the Proposed Transaction is fair, from a financial point of view, to such stockholders of the Company (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

ANNEX B

Section 262 of the Delaware General Corporation Law

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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